UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2022

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

Canon’s Court

22 Victoria Street

Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ⌧            Form 40-F    ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes    ◻            No    ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes    ◻            No    ⌧

HÖEGH LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three and six months ended June 30, 2022. References in this report to “Höegh LNG Partners,” “we,” “our,” “us” and “the Partnership” refer to Höegh LNG Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates. References in this report to “our operating company” refer to Höegh LNG Partners Operating LLC, a wholly owned subsidiary of the Partnership. References in this report to “Höegh Lampung” refer to Hoegh LNG Lampung Pte Ltd., a wholly owned subsidiary of our operating company. References in this report to “Höegh Cyprus” refer to Hoegh LNG Cyprus Limited including its wholly owned branch, Hoegh LNG Cyprus Limited Egypt Branch (“Egypt Branch”), a wholly owned subsidiary of our operating company and the owner of the Höegh Gallant. References in this report to “PT Höegh” refer to PT Hoegh LNG Lampung, the owner of the PGN FSRU Lampung. References in this report to “Höegh Colombia Holding” refer to Höegh LNG Colombia Holding Ltd., a wholly owned subsidiary of our operating company. References in this report to “Höegh FSRU IV” refers to Höegh LNG FSRU IV Ltd., a wholly owned subsidiary of Höegh Colombia Holding and the owner of the Höegh Grace. References in this report to “Höegh Colombia” refer to Höegh LNG Colombia S.A.S., a wholly owned subsidiary of Höegh Colombia Holding. References in this report to our or the “joint ventures” refer to SRV Joint Gas Ltd. and/or SRV Joint Gas Two Ltd., the joint ventures that own two of the vessels in our fleet, the Neptune and the Cape Ann, respectively. References in this Annual Report to “Global LNG Supply” refer to Global LNG Supply S.A. and references to “Total Gas & Power” refer to Total Gas & Power Ltd, subsidiaries of Total S.A. (“Total”). References in this Report to “PGN LNG” refer to PT PGN LNG Indonesia, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”), a subsidiary of PT Pertamina. References in this report to “New Fortress” refer to New Fortress Energy Inc. References in this report to “SPEC” refer to Sociedad Portuaria El Cayao S.A. E.S.P. References in this report to “Höegh LNG” refer, depending on the context, to Höegh LNG Holdings Ltd. and to any one or more of its direct and indirect subsidiaries, other than us.

You should read this section in conjunction with the unaudited condensed interim consolidated financial statements as of June 30, 2022 and for the periods ended June 30, 2022 and 2021 and the related notes thereto included elsewhere in this report, as well as our historical consolidated financial statements and related notes included in our report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 25, 2022 (our “2021 Form 20-F”). This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also the discussion in the section entitled “Forward-Looking Statements” below.

Highlights

●	100% availability of FSRUs for the second quarter of 2022
●	Reported total time charter revenues of $36.9 million for the second quarter of 2022 compared to $34.7 million of time charter revenues for the second quarter of 2021
●	Generated operating income of $22.3 million, net income of $13.1 million and limited partners’ interest in net income of $9.2 million for the second quarter of 2022 compared to operating income of $24.1 million, net income of $2.6 million and limited partners’ interest in net loss of $1.2 million for the second quarter of 2021
●	Operating income, net income and limited partners’ interest in net income (loss) were impacted by unrealized gains on derivative instruments for the second quarter of 2022 and 2021, mainly on the Partnership’s share of equity in earnings of joint ventures
●	On August 12, 2022, paid a cash distribution of $0.01 per common unit with respect to the second quarter of 2022
●	On August 15, 2022, paid a cash distribution of $0.546875 per 8.75% Series A cumulative redeemable preferred unit (“Series A preferred unit”), for the period commencing on May 16, 2022 to August 14, 2022
●	On May 25, 2022, the Partnership entered into a definitive merger agreement with Höegh LNG pursuant to which Höegh LNG will acquire, for cash, all of the outstanding publicly held common units of the Partnership, at a price of $9.25 per common unit for a total purchase price of approximately $167.6 million. In connection with the transaction, the Partnership’s incentive distribution rights will be cancelled. The Series A preferred units will remain outstanding. In connection with the transaction, the board of directors of the Partnership (the “Board of Directors”) directed the conflicts committee of the Board of Directors, comprised solely of directors unaffiliated with Höegh LNG (the “Conflicts Committee”), to consider Höegh LNG’s offer. The Conflicts Committee approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby are in the best interests of the Partnership and the holders of the Partnership’s common units unaffiliated with Höegh LNG. Based on the recommendation of the Conflicts Committee, the Board of Directors

unanimously approved the merger agreement and recommended that the Partnership’s common unitholders approve the merger. The merger is subject to approval of the merger agreement and the transactions contemplated thereby by a majority of the outstanding common units of the Partnership and certain regulatory filings and customary closing conditions. Höegh LNG owns 45.7% of the common units and has entered into a support agreement with the Partnership committing to vote its common units in favor of the merger. The Partnership has established a record date of August 22, 2022 for a special meeting of the holders of the common units to take place on September 20, 2022 to vote on the proposed merger. Assuming the merger is approved by the unitholders, it is expected to close by the end of the third quarter.
●	On June 1, 2022, the SRV Joint Gas Two Ltd, a joint venture owned 50% by the Partnership, and the owner of the Cape Ann, closed the refinancing of the Cape Ann debt facility (the “New Cape Ann Facility”) which has an initial loan amount of $154.1 million and which is scheduled to be fully amortized with quarterly debt service over a period of 8 years based on an annuity repayment profile. The New Cape Ann Facility replaces the balloon amount of $169 million that was repaid under the previous debt facility secured by the Cape Ann. The difference in the loan amount was mainly financed by cash held by SRV Joint Gas Two Ltd and subordinated shareholder loans from the shareholders, including a new subordinated shareholder loan of $1.2 million from the Partnership. The New Cape Ann Facility bears interest at a rate equal to three months LIBOR plus a margin of 1.75%. The interest rate swaps entered into under the previous Cape Ann debt facility have a remaining tenor of 8 years and have been novated from the previous group of swap providers to the new lenders and restructured to match the New Cape Ann Facility's loan amount and amortization plan. The interest rate swaps are not reflected in the above-mentioned interest rate for the New Cape Ann Facility.

Our results of operations

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in thousands of U.S. dollars, except per unit amounts)	2022	2021	2022	2021
Statement of Income Data:
Time charter revenues	$36,941	$34,696	$72,251	$69,472
Total revenues	36,941	34,696	72,251	69,472
Vessel operating expenses	(7,551)	(6,114)	(13,757)	(12,286)
Administrative expenses	(6,489)	(2,779)	(10,630)	(5,514)
Depreciation and amortization	(5,134)	(5,012)	(10,245)	(10,223)
Total operating expenses	(19,174)	(13,905)	(34,632)	(28,023)
Equity in earnings (losses) of joint ventures	4,520	3,267	13,154	14,341
Operating income (loss)	22,287	24,058	50,773	55,790
Interest income	189	98	389	231
Interest expense	(5,309)	(9,635)	(10,505)	(15,293)
Other items, net	(693)	(658)	(1,204)	(1,311)
Income (loss) before tax	16,474	13,863	39,453	39,417
Income tax expense	(3,416)	(11,225)	(6,234)	(12,939)
Net income (loss)	$13,058	$2,638	$33,219	$26,478
Preferred unitholders' interest in net income	3,877	3,877	7,754	7,754
Limited partners' interest in net income (loss)	$9,181	$(1,239)	$25,465	$18,724

Earnings per unit
Common unit public (basic and diluted)	$0.28	$(0.04)	$0.76	$0.55
Common unit Hoegh LNG (basic and diluted)	$0.28	$(0.04)	$0.76	$0.58
Cash Flow Data:
Net cash provided by (used in) operating activities	$20,901	$21,066	$32,201	$37,218
Net cash provided by (used in) investing activities	(1,174)	—	(2,335)	—
Net cash provided by (used in) financing activities	$(15,988)	$(24,121)	$(31,853)	$(45,106)
Other Financial Data:
Segment EBITDA (1)	$31,030	$34,284	$64,385	$68,741
(1)

Segment EBITDA is a non-GAAP financial measure. Please read “Non-GAAP Financial Measure” for a definition of Segment EBITDA and a reconciliation of Segment EBITDA to net income, the comparable U.S. GAAP financial measure.

Six months ended June 30, 2022 Compared with the Six months ended June 30, 2021

Time Charter Revenues. The following table sets forth details of our time charter revenues for the six months ended June 30, 2022 and 2021:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Time charter revenues	$72,251	$69,472	$2,779

Time charter revenues for the six months ended June 30, 2022 were $72.3 million, an increase of $2.8 million from $69.5 million for the six months ended June 30, 2021. The increase was due to higher time charter revenue for the Höegh Gallant, the PGN FSRU Lampung and for the Höegh Grace for the six months ended June 30, 2022. Time charter revenues for the Höegh Gallant increased by $1.3 million which mainly relates to revenues covering vessel operating expenses. Time charter revenues for the PGN FSRU Lampung and the Höegh Grace increased by $0.7 million and $0.8 million, respectively. The increase relates mainly to certain taxes reimbursed for both the PGN FSRU Lampung and the Höegh Grace.

Time charter revenues for the PGN FSRU Lampung consist of the lease element of the time charter, accounted for as a financing lease using the effective interest rate method, as well as variable consideration for providing time charter services, reimbursement for vessel operating expenses, performance warranties, if any, and withholding taxes borne by the charterer. Time charter revenues for the Höegh Gallant consist of the fixed daily hire rate which covers the operating lease and the provision of time charter services including the costs incurred to operate the vessel and performance warranties, if any. Time charter revenues for the Höegh Grace consist of a lease element accounted for as an operating lease, as well as variable consideration for providing time charter services, reimbursement of vessel operating expenses, performance warranties, if any, and certain taxes incurred.

On March 20, 2022, the Höegh Gallant commenced FSRU operations under agreements with subsidiaries of New Fortress Energy Inc. (“New Fortress”) to charter the Höegh Gallant for a period of ten years (the “NFE Charter”). The charter rate under the NFE Charter is lower than under the prior charter for the Höegh Gallant (the “Suspended Gallant Charter”). The Partnership has entered into an agreement to suspend the Suspended Gallant Charter, with effect from the commencement of the NFE Charter, and a make-whole agreement (together, the “Suspension and Make-Whole Agreements”), pursuant to which Höegh LNG’s subsidiary will compensate the Partnership monthly for the difference between the charter rate earned under the NFE Charter and the charter rate earned under the Suspended Gallant Charter, with an addition of a modest increase until July 31, 2025, the original expiration date of the Suspended Gallant Charter.

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the six months ended June 30, 2022 and 2021:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Vessel operating expenses	$(13,757)	$(12,286)	$(1,471)

Vessel operating expenses for the six months ended June 30, 2022 were $13.8 million, an increase of $1.5 million from $12.3 million for the six months ended June 30, 2021. The increase was mainly due to higher operating expenses for the Höegh Gallant which were partly offset by lower operating expenses for the PGN FSRU Lampung and the Höegh Grace for the six months ended June 30, 2022 compared with the corresponding period of 2021.

Administrative Expenses. The following table sets forth details of our administrative expenses for the six months ended June 30, 2022 and 2021:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Administrative expenses	$(10,630)	$(5,514)	$(5,116)

Administrative expenses for the six months ended June 30, 2022 were $10.6 million, an increase of $5.1 million from $5.5 million for the six months ended June 30, 2021. The increase reflects higher administrative expenses for the PGN FSRU Lampung and higher partnership expenses for the six months ended June 30, 2022 compared with the corresponding period of 2021. Higher partnership administrative expenses is mainly related to additional cost from consultancy fees and audit fees and higher fees from financial advisors and legal expenses incurred in relation to the merger agreement with Höegh LNG announced on May 25, 2022.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the six months ended June 30, 2022 and 2021:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Depreciation and amortization	$(10,245)	$(10,223)	$(22)

Depreciation and amortization were $10.2 million for the six months ended June 30, 2022 and 2021.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the six months ended June 30, 2022 and 2021:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Total operating expenses	$(34,632)	$(28,023)	$(6,609)

Total operating expenses were $34.6 million for the six months ended June 30, 2022, an increase of $6.6 million from $28.0 million for the six months ended June 30, 2021. The increase is principally a result of the higher vessel operating expenses and administrative expenses for the six months ended June 30, 2022 compared with the corresponding period in 2021.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings (losses) of joint ventures for the six months ended June 30, 2022 and 2021:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Equity in earnings (losses) of joint ventures	$13,154	$14,341	$(1,187)

Equity in earnings of joint ventures for the six months ended June 30, 2022 was $13.2 million, a decrease of $1.2 million from equity in earnings of joint ventures of $14.3 million for the six months ended June 30, 2021. Unrealized gains on derivative instruments in our joint ventures impacted the equity in earnings of joint ventures for the six months ended June 30, 2022 and 2021. However, hedge accounting has been implemented as of the refinancing of the loan facilities for both joint ventures on November 30, 2021 and June 1, 2022. Going forward, we expect less fluctuations in gains (losses) related to the derivative instruments due to hedge accounting for the joint ventures.

Excluding the unrealized gains on derivative instruments for the six months ended June 30, 2022 and the six months ended June 30, 2021, the equity in earnings of joint ventures would have been $7.4 million for the six months ended June 30, 2022, compared to $6.6 million for the six months ended June 30, 2021.

Our share of our joint ventures’ operating income was $11.5 million for the six months ended June 30, 2022, compared to $12.1 million for the six months ended June 30, 2021.

Our share of unrealized gain on derivative instruments was $5.7 million for the six months ended June 30, 2022, a decrease of $2.0 million from an unrealized gain of $7.7 million for the six months ended June 30, 2021.

Our share of other financial expense, net, principally consisting of interest income and interest expense, was $4.1 million for the six months ended June 30, 2022 compared with $5.5 million for the six months ended June 30, 2021. For the six months ended June 30, 2022, there was lower interest expense due to refinancing and repayment of principal on debt between the two periods.

Operating Income (Loss). The following table sets forth details of our operating income for the six months ended June 30, 2022 and 2021:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Operating income (loss)	$50,773	$55,790	$(5,017)

Operating income for the six months ended June 30, 2022 was $50.8 million, a decrease of $5.0 million from operating income of $55.8 million for the six months ended June 30, 2021. Excluding the impact of the unrealized gains on derivatives impacting the equity in earnings of joint ventures for the six months ended June 30, 2022 and 2021, operating income for the six months ended June 30, 2022 would have been $45.1 million, a decrease of $3.0 million from $48.1 million for the six months ended June 30, 2021. Excluding the impact of the unrealized gains on derivatives, the decrease for the six months ended June 30, 2022 is primarily due to higher vessel operating expenses and administrative expenses partially offset by higher time charter revenues for the six months ended June 30, 2022 compared to the six months ended June 30, 2021.

Interest Income. The following table sets forth details of our interest income for the six months ended June 30, 2022 and 2021:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Interest income	$389	$231	$158

Interest income for the six months ended June 30, 2022 was $0.4 million, an increase of $0.2 million from interest income of $0.2 million for the six months ended June 30, 2021. Interest income is mainly related to interest on cash balances and accrued interest on the advances to our joint ventures for the six months ended June 30, 2022 and 2021. The interest rate under the joint venture shareholder loans is a fixed rate of 8.0% per year.

Interest Expense. The following table sets forth details of our interest expense for the six months ended June 30, 2022 and 2021:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Interest expense	$(9,295)	$(10,079)	$784
Amortization and gain (loss) on cash flow hedge	(222)	(102)	(120)
Commitment fees	—	(470)	470
Amortization of debt issuance cost	(988)	(4,642)	3,654
Total interest expense	$(10,505)	$(15,293)	$4,788

Total interest expense was $10.5 million for the six months ended June 30, 2022, a decrease of $4.8 million from $15.3 million for the six months ended June 30, 2021. Interest expense consists of the interest incurred, amortization and gain (loss) on cash flow hedge, commitment fees and amortization of debt issuance cost for the period.

The interest incurred of $9.3 million for the six months ended June 30, 2022, decreased by $0.8 million compared to $10.1 million for the six months ended June 30, 2021. The decrease was principally due to repayment of outstanding loan balances for the loan facilities related to the PGN FSRU Lampung (the “Lampung facility”) and the commercial and export credit tranches of the $385 million facility financing the Höegh Gallant, the Höegh Grace and the Partnership's liquidity needs (the “$385 million facility”).

Amortization and gain (loss) on cash flow hedge was a loss of $0.2 million and $0.1 million for the six months ended June 30, 2022 and 2021 respectively. For the six months ended June 30, 2022 and 2021, the loss solely related to amortization of amounts excluded from hedge effectiveness for discontinued hedges and the initial fair values of interest rate swaps.

No commitment fees were incurred for the six months ended June 30, 2022. For the six months ended June 30, 2021, $0.4 million of commitment fees were incurred in relation to a new Lampung facility, which was not executed.

Amortization of debt issuance cost for the six months ended June 30, 2022 was $1.0 million, a decrease of $3.6 million from $4.6 million for the six months ended June 30, 2021. The decrease in amortization of debt issuance cost relates to expensing of all the debt issuance costs in the six months ended June 30, 2021 related to a new Lampung facility which was not executed.

Other Items, Net. The following table sets forth details of our other items, net for the six months ended June 30, 2022 and 2021:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Foreign exchange gain (loss)	$(53)	$(23)	$(30)
Bank charges, fees and other	(105)	(108)	3
Withholding tax on interest expense and other	(1,046)	(1,180)	134
Total other items, net	$(1,204)	$(1,311)	$107

Other items, net were $1.2 million for the six months ended June 30, 2022 and $1.3 million for the six months ended June 30, 2021.

Income (Loss) Before Tax. The following table sets forth details of our income (loss) before tax for the six months ended June 30, 2022 and 2021:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Income (loss) before tax	$39,453	$39,417	$36

Income before tax was $39.5 million for the six months ended June 30, 2022 and $39.4 million for the six months ended June 30, 2021. The income before tax for both periods was impacted by the unrealized gains (losses) on derivative instruments mainly on our share of equity in earnings of joint ventures. Excluding all the unrealized gains (losses) on derivative instruments, income before tax for the six months ended June 30, 2022 would have been $33.7 million, an increase of $2.0 million from $31.7 million for the six months ended June 30, 2021. Excluding the unrealized gains (losses) on derivative instruments, the increase is primarily due to higher time charter revenues and lower interest expenses partially offset by higher operating expenses and administrative expenses.

Income Tax Expense. The following table sets forth details of our income tax expense for the six months ended June 30, 2022 and 2021:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Income tax expense	$(6,234)	$(12,939)	$6,705

Income tax expense for the six months ended June 30, 2022 was $6.2 million, a decrease of $6.7 million compared to $12.9 million for the six months ended June 30, 2021.The main reason for the decrease in income taxes for the six months ended June 30, 2022, was an additional tax expense in 2021 in current taxes and an increase in uncertain tax position due to the completion of a tax audit related to 2019 in Indonesia.

In late June 2021, the tax audit for PGN FSRU Lampung’s 2019 tax return was completed. The main finding was that the internal promissory note for tax purposes was characterized as equity instead of debt such that 100% of the accrued interest was disallowed for tax deduction. The Indonesian subsidiary has filed an Objection Request with the Central Jakarta Regional Tax Office. The Partnership and its Indonesian subsidiary disagree with the conclusion. Nevertheless, the Partnership and its Indonesian subsidiary may not be successful in the appeal and the Indonesian subsidiary recorded an increase in the uncertain tax position, of $8.4 million for the potential future obligation to the tax authorities for a disallowed interest deduction, as well as expensed the additional tax for 2019 including penalties of $2.7 million as of June 30, 2021.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. For the six months ended June 30, 2022 there was an increase in uncertain tax positions of $1.1 million compared to an increase of $8.4 million for the six months ended June 30, 2021. As of June 30, 2022, and December 31, 2021, the unrecognized tax benefits were $10.1 million and $9.0 million, respectively.

Income tax expense for the six months ended June 30, 2022, included an additional one-off tax expense of $0.8 million due to change in tax status from a tonnage tax regime to normal corporate income tax regime in Cyprus for the Höegh Gallant when the vessel started operating as an FSRU.

Net Income (Loss). The following table sets forth details of our net income for the six months ended June 30, 2022 and 2021:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Net income (loss)	$33,219	$26,478	$6,741
Preferred unitholders' interest in net income	7,754	7,754	—
Limited partners' interest in net income (loss)	$25,465	$18,724	$6,741

As a result of the foregoing, net income for the six months ended June 30, 2022 was $33.2 million, an increase of $6.7 million from net income of $26.5 million for the six months ended June 30, 2021. Net income of $7.8 million was attributable to the holders of the Series A preferred units for the six months ended June 30, 2022 and 2021. Our limited partners’ interest in net income for the six months ended June 30, 2022 was $25.5 million, an increase of $6.7 million from limited partners’ interest in net income of $18.7 million for the six months ended June 30, 2021.

Segments

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization, impairment and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures, and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other.”

For the six months ended June 30, 2022 and 2021, Majority held FSRUs includes the financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the six months ended June 30, 2022 and 2021, Joint Venture FSRUs include two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long-term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint Venture FSRUs are presented under the proportional consolidation method for the segment note and in the tables below, and under equity accounting for the consolidated financial statements and ii) internal interest income and interest expense between the Partnership's subsidiaries that eliminate in consolidation are not included in the segment columns for the other financial income (expense), net line. Under the proportional consolidation method, 50% of the Joint Venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

Majority Held FSRUs. The following table sets forth details of segment results for the Majority Held FSRUs for the six months ended June 30, 2022 and 2021:

	Six months ended		Positive
Majority Held FSRUs	June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Time charter revenues	$72,251	$69,472	$2,779
Vessel operating expenses	(13,758)	(12,286)	(1,472)
Administrative expenses	(2,668)	(1,971)	(697)
Segment EBITDA	55,825	55,215	610
Depreciation and amortization	(10,245)	(10,223)	(22)
Operating income (loss)	45,580	44,992	588
Other financial income (expense), net	(3,700)	(8,204)	4,504
Income (loss) before tax	41,880	36,788	5,092
Income tax expense	(6,234)	(12,939)	6,705
Net income (loss)	$35,646	$23,849	$11,797

Time charter revenues for the six months ended June 30, 2022 were $72.3 million compared to $69.5 million for the six months ended June 30, 2021. As discussed above, the increase was mainly due to higher time charter revenue for the Höegh Gallant for revenues covering vessel operating expenses as well as higher time charter revenues for the PGN FSRU Lampung and the Höegh Grace for certain taxes being reimbursed.

Vessel operating expenses for the six months ended June 30, 2022 were $13.8 million, an increase of $1.5 million from $12.3 million for the six months ended June 30, 2021. The increase reflects higher operating expenses, mainly for the Höegh Gallant, while operating expenses are lower for the PGN FSRU Lampung and the Höegh Grace, for the six months ended June 30, 2022 compared with the corresponding period of 2021.

Administrative expenses for the six months ended June 30, 2022 were $2.7 million, an increase of $0.7 million from $2.0 million for the six months ended June 30, 2021 reflects higher administrative expenses, mainly for the PGN FSRU Lampung, for the six months ended June 30, 2022 compared with the corresponding period of 2021.

Segment EBITDA for the six months ended June 30, 2022 was $55.8 million, an increase of $0.6 million from $55.2 million for the six months ended June 30, 2021.

Joint Venture FSRUs. The following table sets forth details of segment results for the Joint Venture FSRUs for the six months ended June 30, 2022 and 2021:

	Six months ended		Positive
Joint Venture FSRUs	June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Time charter revenues	$21,711	$20,744	$967
Vessel operating expenses	(4,833)	(3,353)	(1,480)
Administrative expenses	(357)	(322)	(35)
Segment EBITDA	16,521	17,069	(548)
Depreciation and amortization	(4,979)	(4,980)	1
Operating income (loss)	11,542	12,089	(547)
Gain (loss) on derivative instruments	5,717	7,707	(1,990)
Other financial income (expense), net	(4,105)	(5,455)	1,350
Income (loss) before tax	13,154	14,341	(1,187)
Income tax expense	—	—	—
Net income (loss)	$13,154	$14,341	$(1,187)

Total time charter revenues for the six months ended June 30, 2022 were $21.7 million, an increase of $1.0 million compared to $20.7 million for the six months ended June 30, 2021. Higher time charter revenues for the six months ended June 30, 2022 reflect higher reimbursement of costs incurred for maintenance and projects of the charterer.

Vessel operating expenses were $4.8 million for the six months ended June 30, 2022, compared to $3.4 million for the six months ended June 30, 2021. The increase in vessel operating expenses was mainly due to higher maintenance expenses for the Neptune for the six months ended June 30, 2022.

Administrative expenses for the six months ended June 30, 2022 were $0.4 million compared with $0.3 million for the six months ended June 30, 2021.

Segment EBITDA was $16.5 million for the six months ended June 30, 2022 compared with $17.1 million for the six months ended June 30, 2021.

Other. The following table sets forth details of other results for the six months ended June 30, 2022 and 2021:

	Six months ended		Positive
Other	June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Administrative expenses	$(7,961)	$(3,543)	$(4,418)
Segment EBITDA	(7,961)	(3,543)	(4,418)
Operating income (loss)	(7,961)	(3,543)	(4,418)
Other financial income (expense), net	(7,620)	(8,169)	549
Income (loss) before tax	(15,581)	(11,712)	(3,869)
Income tax benefit (expense)	—	—	—
Net income (loss)	$(15,581)	$(11,712)	$(3,869)

Administrative expenses and Segment EBITDA for the six months ended June 30, 2022 were $8.0 million, an increase of $4.4 million compared to $3.5 million for the six months ended June 30, 2021. The increase is mainly related to additional cost from consultancy fees and audit fees and higher fees from financial advisors and legal expenses incurred in relation to the merger agreement with Höegh LNG announced on May 25, 2022.

Other financial income (expense), net, which is not part of the segment measure of profits, is related to the interest income accrued on the advances to our joint ventures and interest expense related to the $85 million revolving credit facility from Höegh LNG. In addition, other financial income (expense), net also includes interest incurred, commitment fees and amortization of debt issuance costs, related to the $385 million facility. Other financial income (expense), net was an expense of $7.6 million for the six months ended June 30, 2022, a decrease of $0.6 million from an expense of $8.2 million for the six months ended June 30, 2021. The decrease was principally due to lower interest expense on the $385 million facility for the six months ended June 30, 2022 compared with 2021 due to repayments made on the facility.

Three Months Ended June 30, 2022 Compared with the Three Months Ended June 30, 2021

Time Charter Revenues. The following table sets forth details of our time charter revenues for the three months ended June 30, 2022 and 2021:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Time charter revenues	$36,941	$34,696	$2,245

Time charter revenues for the three months ended June 30, 2022 were $36.9 million, an increase of $2.2 million from $34.7 million for the three months ended June 30, 2021. The increase was due to higher time charter revenue for the Höegh Gallant, the PGN FSRU Lampung and the Höegh Grace for the three months ended June 30, 2022 compared with the three months ended June 30, 2021. The increase for the Höegh Gallant relates mainly to revenues covering vessel operating expenses, while the increase for the PGN FSRU Lampung and the Höegh Grace relates mainly to certain taxes reimbursed for both the PGN FSRU Lampung and the Höegh Grace.

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the three months ended June 30, 2022 and 2021:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Vessel operating expenses	$(7,551)	$(6,114)	$(1,437)

Vessel operating expenses for the three months ended June 30, 2022 were $7.6 million, an increase of $1.5 million from $6.1 million for the three months ended June 30, 2021. The increase was mainly due to higher operating expenses for the Höegh Gallant which were partly offset by lower operating expenses for the Höegh Grace for the three months ended June 30, 2022 compared with the three months ended June 30, 2021.

Administrative Expenses. The following table sets forth details of our administrative expenses for the three months ended June 30, 2022 and 2021:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Administrative expenses	$(6,489)	$(2,779)	$(3,710)

Administrative expenses for the three months ended June 30, 2022 were $6.5 million, an increase of $3.7 million from $2.8 million for the three months ended June 30, 2021. The increase reflects higher administrative expenses for the PGN FSRU Lampung and higher partnership expenses for the three months ended June 30, 2022 compared with the three months ended June 30, 2021. Higher partnership administrative expenses is related to expenses incurred in relation to the merger agreement with Höegh LNG announced on May 25, 2022.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the three months ended June 30, 2022 and 2021:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Depreciation and amortization	$(5,134)	$(5,012)	$(122)

Depreciation and amortization for the three months ended June 30, 2022 were $5.1 million, an increase of $0.1 million from $5.0 million for the three months ended June 30, 2021.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the three months ended June 30, 2022 and 2021:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Total operating expenses	$(19,174)	$(13,905)	$(5,269)

Total operating expenses were $19.2 million for the three months ended June 30, 2022, an increase of $5.3 million from $13.9 million for the three months ended June 30, 2021. The increase is primarily a result of the higher vessel operating expenses and administrative expenses for the three months ended June 30, 2022 compared with the three months ended June 30, 2021.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings (losses) of joint ventures for the three months ended June 30, 2022 and 2021:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Equity in earnings (losses) of joint ventures	$4,520	$3,267	$1,253

Equity in earnings of joint ventures for the three months ended June 30, 2022 was $4.5 million, an increase of $1.3 million from equity in earnings of joint ventures of $3.3 million for the three months ended June 30, 2021. Unrealized gains on derivative instruments in our joint ventures impacted the equity in earnings of joint ventures for the three months ended June 30, 2022 and 2021.

Excluding the unrealized gains on derivative instruments for the three months ended June 30, 2022 and 2021, the equity in earnings of joint ventures would have been $3.7 million for the three months ended June 30, 2022, an increase of $0.5 million from $3.2 million for the three months ended June 30, 2021.

Our share of our joint ventures’ operating income was $5.6 million for the three months ended June 30, 2022 and was $6.0 million the three months ended June 30, 2021.

Our share of unrealized gain on derivative instruments was $0.8 million for the three months ended June 30, 2022, compared to $34,000 for the three months ended June 30, 2021.

Our share of other financial expense, net, principally consisting of interest income and interest expense, was $2.0 million for the three months ended June 30, 2022 compared with $2.8 million for the three months ended June 30, 2021. For the three months ended June 30, 2022 there was lower interest expense due to refinancing and repayment of principal on debt between the two periods.

Operating Income (Loss). The following table sets forth details of our operating income for the three months ended June 30, 2022 and 2021:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Operating income (loss)	$22,287	$24,058	$(1,771)

Operating income for the three months ended June 30, 2022 was $22.3 million, a decrease of of $1.8 million from operating income of $24.1 million for the three months ended June 30, 2021. Excluding the impact of the unrealized gains on derivatives impacting the equity in earnings of joint ventures for the three months ended June 30, 2022 and 2021, operating income for the three months ended June 30, 2022 would have been $21.5 million, a decrease of $2.5 million from $24.0 million for the three months ended June 30, 2021. Excluding the impact of the unrealized gains on derivatives, the decrease for the three months ended June 30, 2022 is primarily due to higher operating expenses and administrative expenses partially offset by higher time charter revenues.

Interest Income. The following table sets forth details of our interest income for the three months ended June 30, 2022 and 2021:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Interest income	$189	$98	$91

Interest income for the three months ended June 30, 2022 was $0.2 million, an increase of $0.1 million from interest income of $0.1 million for the three months ended June 30, 2021. Interest income is mainly related to interest on cash balances and accrued interest on the advances to our joint ventures for the three months ended June 30, 2022 and 2021.

Interest Expense. The following table sets forth details of our interest expense for the three months ended June 30, 2022 and 2021:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Interest expense	$(4,701)	$(5,023)	$322
Amortization and gain (loss) on cash flow hedge	(121)	(57)	(64)
Commitment fees	—	(436)	436
Amortization of debt issuance cost	(487)	(4,119)	3,632
Total interest expense	$(5,309)	$(9,635)	$4,326

Total interest expense was $5.3 million for the three months ended June 30, 2022, a decrease of $4.3 million from $9.6 million for the three months ended June 30, 2021. Interest expense consists of the interest incurred, amortization and gain (loss) on cash flow hedge, commitment fees and amortization of debt issuance cost for the period.

The interest incurred of $4.7 million for the three months ended June 30, 2022, decreased by $0.3 million compared to $5.0 million for the three months ended June 30, 2021. The decrease was principally due to repayment of outstanding loan balances for the Lampung facility and the commercial and export credit tranches of the $385 million facility.

Amortization and gain (loss) on cash flow hedge was a loss of $0.1 million for the three months ended June 30, 2022 and June 30, 2021 and solely related to amortization of the amounts excluded from hedge effectiveness for discontinued hedges and the initial fair values of interest rate swaps.

No commitment fees were incurred for the three months ended June 30, 2022. In the same period in 2021, commitment fees of $0.4 million were incurred in relation to a new Lampung facility which was not executed.

Amortization of debt issuance cost for the three months ended June 30, 2022 was $0.5 million compared to $4.1 million for the three months ended June 30, 2021. During the second quarter of 2021, debt issuance costs for a new Lampung facility which was not executed were fully expensed.

Other Items, Net. The following table sets forth details of our other items, net for the three months ended June 30, 2022 and 2021:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Foreign exchange gain (loss)	$(25)	$(3)	$(22)
Bank charges, fees and other	(66)	(54)	(12)
Withholding tax on interest expense and other	(602)	(601)	(1)
Total other items, net	$(693)	$(658)	$(35)

Other items, net were $0.7 million for the three months ended June 30, 2022 and 2021.

Income (Loss) Before Tax. The following table sets forth details of our income (loss) before tax for the three months ended June 30, 2022 and 2021:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Income (loss) before tax	$16,474	$13,863	$2,611

Income before tax for the three months ended June 30, 2022 was $16.5 million, an increase of $2.6 million from $13.9 million for the three months ended June 30, 2021. The income before tax for both periods was impacted by the unrealized gains (losses) on derivative instruments mainly on our share of equity in earnings of joint ventures. Excluding all the unrealized gains (losses) on derivative instruments, income before tax for the three months ended June 30, 2022 would have been $15.8 million, an increase of $1.9 million from $13.9 million for the three months June 30, 2021. Excluding the unrealized gains (losses) on derivative instruments, the increase for the three months ended June 30, 2022 compared to 2021 is primarily due to higher time charter revenues and lower interest expenses partially offset by higher operating expenses and administrative expenses.

Income Tax Expense. The following table sets forth details of our income tax expense for the three months ended June 30, 2022 and 2021:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Income tax expense	$(3,416)	$(11,225)	$7,809

Income tax expense for the three months ended June 30, 2022 was $3.4 million, a decrease of $7.8 million compared to $11.2 million for the three months ended June 30, 2021.

In late June 2021, the tax audit for PGN FSRU Lampung’s 2019 tax return was completed. The main finding was that the internal promissory note for tax purposes was charatcterized as equity instead of debt such that 100% of the accrued interest was disallowed for tax deduction. The Indonesian subsidiary has filed an Objection Request with the Central Jakarta Regional Tax Office. The Partnership and its Indonesian subsidiary disagree with the conclusion. Nevertheless, the Partnership and its Indonesian subsidiary may not be successful in the appeal, and the additional tax for 2019 was expensed and a provision for potential tax was also recorded as of June 30, 2021.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. For the three months ended June 30, 2022 and 2021, there were increases in uncertain tax positions of $0.5 million and $7.9 million, respectively.

Income tax expense for the three months ended June 30, 2022, included an additional one-off tax expense of $0.8 million due to change in tax status from a tonnage tax regime to normal corporate income tax regime in Cyprus for the Höegh Gallant when the vessel started operating as an FSRU.

Net Income (Loss). The following table sets forth details of our net income for the three months ended June 30, 2022 and 2021:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Net income (loss)	$13,058	$2,638	$10,420
Preferred unitholders' interest in net income	3,877	3,877	—
Limited partners' interest in net income (loss)	$9,181	$(1,239)	$10,420

As a result of the foregoing, net income for the three months ended June 30, 2022 was $13.1 million, an increase of $10.4 million from net income of $2.6 million for the three months ended June 30, 2021. Net income of $3.9 million was attributable to the holders of the Series A preferred units for the three months ended June 30, 2022 and 2021. Our limited partners’ interest in net income for the three months ended June 30, 2022 was $9.2 million, an increase of $10.4 million from limited partner’s interest in net loss of $1.2 million for the three months ended June 30, 2021.

Segments

Majority Held FSRUs. The following table sets forth details of segment results for the Majority Held FSRUs for the three months ended June 30, 2022 and 2021:

	Three months ended		Positive
Majority Held FSRUs	June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Time charter revenues	$36,941	$34,696	$2,245
Vessel operating expenses	(7,551)	(6,114)	(1,437)
Administrative expenses	(1,692)	(1,158)	(534)
Segment EBITDA	27,698	27,424	274
Depreciation and amortization	(5,134)	(5,012)	(122)
Operating income (loss)	22,564	22,412	152
Other financial income (expense), net	(1,976)	(6,090)	4,114
Income (loss) before tax	20,588	16,322	4,266
Income tax expense	(3,416)	(11,225)	7,809
Net income (loss)	$17,172	$5,097	$12,075

Time charter revenues for the three months ended June 30, 2022 were $36.9 million compared to $34.7 million for the three months ended June 30, 2021. As discussed above, the increase was mainly due to higher time charter revenue for the Höegh Gallant, the PGN FSRU Lampung and the Höegh Grace for the three months ended June 30, 2022 compared to the three months ended June 30, 2021 and reflects higher reimbursement for operating expenses as well as certain taxes of the charterers compared with the three months ended June 30, 2021.

Vessel operating expenses for the three months ended June 30, 2022 were $7.6 million, an increase of $1.5 million from $6.1 million for the three months ended June 30, 2021. As discussed above, the increase was mainly due to higher operating expenses for the Höegh Gallant which were offset by lower operating expenses for the Höegh Grace.

Administrative expenses for June 30, 2022 were $1.7 million compared to $1.2 million for June 30, 2021. As discussed above, the increase was mainly due to higher administrative expenses for the PGN FSRU Lampung.

Segment EBITDA for the three months ended June 30, 2022 was $27.7 million, an increase of $0.3 million from $27.4 million for the three months ended June 30, 2021.

Joint Venture FSRUs. The following table sets forth details of segment results for the Joint Venture FSRUs for the three months ended June 30, 2022 and 2021:

	Three months ended		Positive
Joint Venture FSRUs	June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Time charter revenues	$11,077	$10,285	$792
Vessel operating expenses	(2,759)	(1,636)	(1,123)
Administrative expenses	(189)	(168)	(21)
Segment EBITDA	8,129	8,481	(352)
Depreciation and amortization	(2,489)	(2,489)	—
Operating income (loss)	5,640	5,992	(352)
Gain (loss) on derivative instruments	837	34	803
Other financial income (expense), net	(1,957)	(2,759)	802
Income (loss) before tax	4,520	3,267	1,253
Income tax expense	—	—	—
Net income (loss)	$4,520	$3,267	$1,253

Total time charter revenues for the three months ended June 30, 2022 were $11.1 million, an increase of $0.8 million compared to $10.3 million for the three months ended June 30, 2021. The increase in time charter revenues for the three months ended June 30, 2022 reflects higher reimbursement of costs incurred for maintenance and projects of the charterer compared with the three months ended June 30, 2021.

Vessel operating expenses were $2.8 million for the three months ended June 30, 2022 and $1.6 million for the three months ended June 30, 2021. The increase in vessel operating expenses was mainly due to higher maintenance expenses for the Neptune for the three months ended June 30, 2022.

Administrative expenses were $0.2 million for the three months ended June 30, 2022 and 2021.

Segment EBITDA was $8.1 million for the three months ended June 30, 2022 and $8.5 million for the three months ended June 30, 2021.

Other. The following table sets forth details of other results for the three months ended June 30, 2022 and 2021:

	Three months ended		Positive
Other	June 30,		(negative)
(in thousands of U.S. dollars)	2022	2021	variance
Administrative expenses	$(4,797)	$(1,621)	$(3,176)
Segment EBITDA	(4,797)	(1,621)	(3,176)
Operating income (loss)	(4,797)	(1,621)	(3,176)
Other financial income (expense), net	(3,837)	(4,105)	268
Income (loss) before tax	(8,634)	(5,726)	(2,908)
Income tax benefit (expense)	—	—	—
Net income (loss)	$(8,634)	$(5,726)	$(2,908)

Administrative expenses and Segment EBITDA for the three months ended June 30, 2022 were $4.8 million, an increase of $3.2 million from $1.6 million for the three months ended June 30, 2021. The increase reflects higher partnership expenses for the three months ended June 30, 2022 compared to the same period in 2021 mainly due to financial advisory fees and legal expenses incurred in relation to the merger agreement with Höegh LNG announced on May 25, 2022.

Other financial income (expense), net, which is not part of the segment measure of profits, is related to the interest income accrued on the advances to our joint ventures and interest expense related to the $85 million revolving credit facility from Höegh LNG. In addition, other financial income (expense), net also includes interest incurred, commitment fees and amortization of debt issuance costs, related to the $385 million facility.

Other financial income (expense), net was an expense of $3.8 million for the three months ended June 30, 2022, a decrease of $0.3 million from an expense of $4.1 million for the three months ended June 30, 2021.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of cash from operations, the utilization of borrowings from commercial banks and debt and equity financings. Our liquidity requirements relate to paying our unitholder distributions, servicing interest and quarterly repayments on our debt (“debt amortization”), funding working capital, funding on-water surveys or drydocking and maintaining cash reserves against fluctuations in operating cash flows. The liquidity requirements of our joint ventures relate to the servicing of debt, including repayment of shareholder loans, funding working capital, including drydocking and on-water surveys, and maintaining cash reserves against fluctuations in operating cash flows.

On July 27, 2021, our board of directors announced a reduction in the quarterly cash distribution on our common units to $0.01 per common unit, down from a distribution of $0.44 per common unit in the first quarter of 2021, commencing with the distribution for the second quarter of 2021 and continuing in the third and fourth quarters of 2021 as well as in the first and second quarters of 2022. We expect to use our internally generated cash flow to reduce debt levels and strengthen our balance sheet.

Our sources of liquidity and potential sources of liquidity include cash balances, cash flows from our operations, interest payments from our advances to our joint ventures and our undrawn balance of $60.5 million under the $85 million revolving credit facility from Höegh LNG. However, we have received notice from Höegh LNG that it will not extend the $85 million revolving credit facility when it matures on January 1, 2023, and that it will have very limited capacity to extend any additional advances to us thereunder beyond what is currently drawn under such facility. Further drawdowns on the $85 million revolving credit facility may be subject to Höegh LNG’s consent because of the arbitration notice received from the charterer of PGN FSRU Lampung, as described below.

Cash and cash equivalents are denominated primarily in U.S. dollars. We do not currently use derivative instruments for purposes other than managing interest rate risks. The advances to our joint ventures (accrued interest from prior periods on repaid shareholder loans) are subordinated to the joint ventures’ long-term bank debt, consisting of the Neptune facility and the New Cape Ann Facility. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. Dividend distributions from our joint ventures require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans (refer to note 8 of the unaudited condensed interim consolidated financial statements); and c) under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution. As of June 30, 2022, the historical debt service coverage ratio had not been met by SRV Joint Gas Ltd, whereas SRV Joint Gas Two Ltd met neither of the historical nor the projected debt service coverage ratios. As a result, no payments on the shareholder loans or other distributions can be made by the joint ventures. Dividends from Höegh Lampung may only be paid out of profits under Singapore law. Dividends from PT Höegh may only be paid if its retained earnings are positive under Indonesian law and requirements are fulfilled under the Lampung facility. In addition, PT Höegh, as an Indonesian incorporated company, is required to establish a statutory reserve equal to 20% of its paid-up capital. The dividend can only be distributed if PT Höegh’s retained earnings are positive after deducting the statutory reserve. As of June 30, 2022, PT Höegh is in the process of establishing the required statutory reserves and therefore is currently unable to make dividend payments under Indonesia law. Under the Lampung facility, distributions are subject to “waterfall” provisions that allocate revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) with the remaining cash being distributable only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical debt service coverage ratio, no default or event of default then continuing or resulting from such distributions and the guarantor not being in breach of the financial covenants applicable to it. Further, until the pending arbitration with the charterer of PGN FSRU Lampung has been terminated, cancelled or favorably resolved, no shareholder loans may be serviced and no dividends may be paid to the Partnership by the subsidiary borrowing under the Lampung facility, PT Höegh. Furthermore, each quarter, 50% of the PGN FSRU Lampung’s generated cash flow after debt service must be applied to a pre-pay outstanding loan amounts under the refinanced Lampung facility, applied pro rata across the commercial and export credit tranches. The remaining 50% will be retained by PT Höegh and pledged in favor of the lenders until the pending arbitration with the charterer of PGN FSRU Lampung has been terminated, cancelled or favorably resolved. As a result, no cash flow from the PGN FSRU Lampung will be available for the Partnership until the pending arbitration has been terminated, cancelled or favorably resolved. This limitation does not prohibit the Partnership from paying distributions to preferred and common unitholders. Under Cayman Islands law, Höegh FSRU IV and Höegh Colombia Holding may only pay distributions out of profits or capital reserves if the entity is solvent after the distribution. Dividends from Höegh Cyprus may only be distributed out of profits and not from the share capital of the company. Dividends and other distributions from Höegh Cyprus, Höegh Colombia and Höegh FSRU IV may only be distributed if after the dividend payment, the Partnership would remain in compliance with the financial covenants under the $385 million facility. For a description of our credit facilities and revolving credit facilities, please see notes 12 and 15 to the audited consolidated financial statements contained in our 2021 Form 20-F as well as note 9 to the unaudited condensed interim consolidated financial statements contained herein and “New Cape Ann Facility” below.

As of June 30, 2022, the Partnership has no material commitments for capital expenditures for its current business. However, during the fourth quarter of 2021, the Höegh Gallant was modified and prepared for performance under the NFE Charter, and incurred expenditures of $4.9 million during the quarter, of which $3.5 million has been recorded as operating expenses and $1.4 million has been capitalized under Vessel, net of accumulated depreciation on the consolidated balance sheet. Pursuant to the Suspension and Make-Whole-Agreements, the Partnership received at the end of February 2022 indemnification payments for 50% of the amount of expenditures incurred in the fourth quarter of 2021. The payments have been recorded as contributions to equity. Additional modification expenditures for the Höegh Gallant of $1.1 million were incurred during first and second quarter of 2022 of which all has been expensed and recorded as operating expenses as of June 30, 2022. Pursuant to the Suspension and Make-Whole-Agreements, the Partnership expects to receive indemnification payments for 50% of the amount of expenditures incurred in the first and second quarter of 2022 during the second half of 2022.

As of June 30, 2022, SRV Joint Gas Ltd, the owner of the Neptune, has started to prepare for the scheduled drydock on the Neptune, which is expected to be completed during third quarter of 2022. Pursuant to the contract with the charterer the joint venture will be reimbursed for the cost related to the drydock, except for certain modification costs that will be covered by SRV Joint Gas Ltd. SRV Joint Gas Ltd has received approximately $2.4 million from its owners to finance expenditures which are not reimbursable by the charterer, of which the Partnership has paid approximately $1.2 million.

As discussed above, we entered into the Suspended Gallant Charter with Höegh LNG for the Höegh Gallant. On September 23, 2021, we entered into the NFE Charter with subsidiaries of New Fortress to charter Höegh Gallant primarily for FSRU operations for a period of ten years, with FSRU operations commencing on March 20, 2022. We also entered into the Suspension and Make-Whole Agreements with Höegh LNG for the Höegh Gallant, with effect from the commencement of the NFE Charter. The charter rate under the NFE Charter, is lower than under the Suspended Gallant Charter. However, under the Suspension and Make-Whole Agreements, Höegh LNG’s subsidiary will compensate the Partnership monthly for the difference between the charter rate earned under the NFE Charter and the charter rate earned under the Suspended Gallant Charter with the addition of a modest increase until July 31, 2025, the original expiration date of the Suspended Gallant Charter. Afterwards, we will continue to receive the charter rate agreed with New Fortress for the remaining term of the NFE Charter. In addition, pursuant to the Suspension and Make-Whole Agreements certain capital expenditures incurred to ready and relocate the Höegh Gallant for performance under the NFE Charter will be shared 50/50 between Höegh LNG and the Partnership, subject to a maximum obligation of the Partnership. As of August 24, 2022, Höegh LNG has paid an aggregate of $2.6 million to the Partnership pursuant to the Suspension and Make-Whole Agreements related to such capital expenditure.

Höegh LNG’s ability to make payments to us under the Suspension and Make-Whole Agreements and funding requests under the revolving credit facility and any claims for indemnification may be affected by events beyond the control of Höegh LNG or us, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its obligations to us may be impaired. If Höegh LNG is unable to meet its obligations to us under the Suspension and Make-Whole Agreements or meet the funding requests or indemnification obligations, our financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

As of June 30, 2022, there were no off-balance sheet arrangements.

The outbreak of COVID-19 has negatively affected economic conditions in many parts of the world which may impact our operations and the operations of our customers and suppliers. Although our operations have not been materially affected by the COVID-19 outbreak to date, the ultimate length and severity of the COVID-19 outbreak and its potential impact on our operations and financial condition is uncertain at this time. We believe our primary risk and exposure related to uncertainty of cash flows from our long-term time charter contracts is due to the credit risk and counterparty risk associated with the individual charterers. Payments are due under time charter contracts regardless of the demand for the charterers’ gas output or the utilization of the FSRU. It is therefore possible that charterers may not make payments for time charter invoices in times of reduced demand. As of June 30, 2022, we have not experienced any reduced or non-payments for obligations under our time charter contracts. In addition, we have not provided concessions or made changes to the terms of payment for our customers. Furthermore, should there be an outbreak of COVID-19 on board one of our FSRUs or an inability to replace critical supplies or replacement parts due to disruptions to third-party suppliers, adequate crewing or supplies may not be available to fulfill our obligations under our time charter contracts. This could result in off-hire or warranty payments under performance guarantees which would reduce revenues for the impacted period. To date, we have mitigated the risk of an outbreak of COVID-19 on board our vessels by extending time between crew rotations on the vessels and developing mitigating actions for crew rotations. As a result, we expect that we will incur somewhat higher crewing expenses to ensure appropriate mitigating actions are in place to minimize risks of outbreaks.

If our charterers or lenders are unable to meet their obligations to us under their respective contracts or if we are unable to fulfill our obligations under our time charter contracts, our financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected. In addition, if financial institutions providing our interest rate swaps are unable to meet their obligations, we could experience higher interest expense or be unable to obtain funding.

In February 2022, the Russian attack on Ukraine started. It may lead to further regional and international conflicts or armed action. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the invasion, it is possible that such tensions could adversely affect the Partnership’s business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom the Partnership has charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect its operations. The invasion has among other things, led to a significantly increased attention to security of energy supply in Europe. Several European countries are looking to reduce their reliance on pipeline gas from Russia, and are planning to increase the import capacity for LNG through the application of FSRUs and/or landbased import facilities in combination with increased use of renewable energy sources in the energy mix. Over time, this could accelerate the energy transition to renewable energy.

As previously reported, by letter dated July 13, 2021, the charterer under the lease and maintenance agreement for the PGN FSRU Lampung (“LOM”) raised certain issues with PT Hoegh LNG Lampung in relation to the operations of the PGN FSRU Lampung and the LOM and by further letter dated July 27, 2021, stated that it would commence arbitration against PT Hoegh LNG Lampung. On August 2, 2021, the charterer served a notice of arbitration (“NOA”) to declare the LOM null and void, and/or to terminate the LOM, and/or seek damages. On June 13, 2022, the charterer filed a statement of claim with a request for a primary relief and three alternative reliefs. The charterer’s claim of restitution if the LOM is declared null and void is $416 million, increasing to $472 million by June 2023 plus interest and costs.

PT Hoegh LNG Lampung has previously served a reply refuting the claims as baseless and without legal merit and has also served a counterclaim against the charterer for multiple breaches of the LOM and a claim against the parent company of the charterer for the fulfilment of the charterer’s obligations under the LOM as stated in a guarantee provided by the parent company, with a claim for damages. On June 13, 2022, PT Hoegh LNG Lampung filed its statement of claim.

PT Hoegh LNG Lampung will take all necessary steps and will vigorously contest the charterer’s claims in the legal process.

No assurance can be given at this time as to the outcome of the dispute with the charterer of the PGN FSRU Lampung. Notwithstanding the NOA, both parties have continued to perform their respective obligations under the LOM. In the event that the outcome of such dispute is unfavorable to us, it could have a material adverse impact on our business, results of operations, financial condition and ability to pay distributions to unitholders.

As discussed in note 17 under “Indonesian property tax” to the audited consolidated financial statements contained in our 2021 Form 20-F as well as note 14 to the unaudited condensed interim consolidated financial statements contained in this Report on Form 6-K, the Partnership’s Indonesian subsidiary was assessed a property tax and penalties of $3.0 million by the Indonesian authorities for the period from 2015 through 2019. The retroactive assessment was due to the issuance of new Indonesian reglations which define an

FSRU as a “Building” subject to the existing property tax law. The Partnership’s Indonesian subsidiary has appealed the assessment. The appeal process could take a number of years to conclude. There can be no assurance of the result of the appeal or whether the Indonesian subsidiary will prevail. As a result, the property tax and penalties were expensed as a component of vessel operating expenses for the year ended December 31, 2019. Until the appeal is concluded, the Indonesian subsidiary will be required to pay an annual property tax of approximately $0.5 million.

The Partnership’s Colombian subsidiary received a notification from the Tax Administration of Cartagena assessing a penalty of approximately $1.8 million for failure to file the 2016 to 2018 ICT returns. Refer to note 17 to the audited consolidated financial statements contained in our 2021 Form 20-F as well as note 14 to the unaudited condensed interim consolidated financial statements contained in this Report on Form 6-K for details of management’s assessment.

As previously announced, the loan agreement for the Cape Ann was executed in December 2021 and the transaction was successfully closed on the June 1, 2022, the maturity date of the existing debt facility.

As of June 30, 2022, the total outstanding principal on our long-term debt was $365.7 million related to the Lampung facility, the $385 million facility, including the associated $63 million revolving credit tranche, and the $85 million revolving credit facility. The book value of our total long-term debt was $361.0 million as of June 30, 2022.

We have not made use of derivative instruments for currency risk management purposes. We had interest rate swaps contracts for the Lampung facility (“Lampung interest rate swaps”) and the $385 million facility (“$385 million interest rate swaps”) as of June 30, 2022. As of June 30, 2022, we had outstanding interest rate swap agreements for a total notional amount of $255.9 million to hedge against the floating interest rate risks of our long-term debt under the Lampung facility and the $385 million facility. For additional information, refer to “Qualitative and Quantitative Disclosure About Market Risk” and note 13 to the unaudited condensed interim consolidated financial statements.

As of June 30, 2022, our estimated commitments of interest owed in the twelve months ending June 30, 2023 on long-term debt, including the $85 million revolving credit facility, and our estimated interest commitments on interest rate swaps, calculated based on our varying margins by tranche of the Lampung facility and the $385 million facility and the fixed interest rate of the interest rate swaps since we are fully hedged, is approximately $16.8 million. Further we have $24.5 of principal outstanding under the $85 million revolving credit facility, which matures on January 1, 2023. We have no additional material commitments owed in the twelve months ending June 30, 2023. Payments on long-term debt, including the Lampung facility and the $385 million facility, of $257.6 million are due after June 30, 2023. Our estimated interest commitments owed after June 30, 2023, are approximately $30.9 million.

At present, we have limited sources of available working capital borrowings. As of June 30, 2022, the Partnership has fully drawn on the $63 million revolving credit tranche of the $385 million facility and has an undrawn balance of $60.5 million on the $85 million revolving credit facility from Höegh LNG. However, we have received notice from Höegh LNG that it will not extend the $85 million revolving credit facility when it matures on January 1, 2023, and that it will have very limited capacity to extend any additional advances to us beyond what is currently drawn under such facility. Also, further drawdowns on the $85 million revolving credit facility may be subject to Höegh LNG’s consent because of the Notice of Arbitration (“NOA”) received from the charterer of PGN FSRU Lampung on August 2, 2021. With these recent changes, our liquidity and financial flexibility were reduced. Höegh LNG’s ability to make loans under the revolving credit facility may be further affected by events beyond its and our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our and their ability to comply with the terms of the revolving credit facility may be impaired.

As of June 30, 2022, we had cash and cash equivalents of $42.4 million. Current restricted cash for operating obligations of the PGN FSRU Lampung was $6.5 million and long-term restricted cash required under the Lampung facility was $11.0 million as of June 30, 2022.

As of June 30, 2022, the Partnership's total current liabilities exceeded total current assets by $18.8 million. This is partly a result of the current portion of long-term debt of $46.4 million being classified as current while restricted cash of $11.0 million associated with the Lampung facility is classified as long-term. The current portion of long-term debt reflects principal payments for the next twelve months and the outstanding balance on the $85 million revolving credit facility which matures on January 1, 2023. The current liabilities are expected to be funded, for the most part, by future cash flows from operations. The Partnership does not intend to maintain a cash balance to fund the next twelve months' net liabilities. We believe our cash flows from operations, including distributions to us from Höegh LNG Cyprus Limited, and Höegh LNG FSRU Ltd as payment of intercompany interest and/or intercompany debt or dividends and payments under the Suspension and Make-Whole Agreements, will be sufficient to meet our debt amortization and working capital needs and maintain cash reserves against fluctuations in operating cash flows and pay distributions to our unitholders at our current level of distributions, for the next twelve months, assuming our continuing compliance with the covenants under our credit facilities and assuming that the Partnership’s vessels remain fully operational and that revenues are generated as per existing contractual terms.

On May 13, 2022, the Partnership paid a cash distribution of $0.3 million, or $0.01 per common unit, with respect to the first quarter of 2022.

On May 16, 2022, the Partnership paid a distribution of $3.9 million, or $0.546875 per Series A preferred unit, for the period commening on February 15, 2022 to May 15, 2022.

On August 12, 2022, the Partnership paid a cash distribution of $0.3 million, or $0.01 per common unit, with respect to the second quarter of 2022.

On August 15, 2022, the Partnership paid a distribution of $3.9 million, or $0.546875 per Series A preferred unit, for the period commening on May 16, 2022 to August 14, 2022.

For the period from April 1, 2022 to August 24, 2022, no Series A preferred units or common units were sold under the Partnership’s ATM program.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash, cash equivalents and restricted cash for the periods presented:

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands of U.S. dollars)	2022	2021	2022	2021
Net cash provided by (used in) operating activities	$20,901	$21,066	$32,201	$37,218
Net cash provided by (used in) investing activities	(1,174)	—	(2,335)	—
Net cash provided by (used in) financing activities	(15,988)	(24,121)	(31,853)	(45,106)
Increase (decrease) in cash, cash equivalents and restricted cash	3,739	(3,055)	(1,987)	(7,888)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(48)	49	(28)	(1)
Cash, cash equivalents and restricted cash, beginning of period	56,214	46,180	61,920	51,063
Cash, cash equivalents and restricted cash, end of period	$59,905	$43,174	$59,905	$43,174

Six Months Ended June 30, 2022 Compared with the Six Months Ended June 30, 2021

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $32.2 million for the six months ended June 30, 2022, a decrease of $5.0 million compared with $37.2 million for the six months ended June 30, 2021. Before changes in working capital, cash provided by operating activities was $38.9 million for the six months ended June 30, 2022, a decrease of $2.2 million compared to $41.1 million for the six months ended June 30, 2021. The decrease was primarily due to higher vessel operating expenses and higher administrative costs incurred partially offset by higher time charter revenues.

Changes in working capital decreased net cash provided by operating activities by $6.7 million for the six months ended June 30, 2022, compared to a decrease of $3.8 million for the six months ended June 30, 2021. For the six months ended June 30, 2022, changes in trade receivables, prepaid expenses and other receivables and trade payables contributed to the decrease in working capital while changes in amounts due to owners and affiliates and accrued liabilities and other payables partially offset the decrease in working capital. For the six months ended June 30, 2021, changes in trade receivables, prepaid expenses and other receivables and value added and withholding tax liability contributed to the decrease in working capital while changes in trade payables, amounts due to owners and affiliates and accrued liabilities and other payables partially offset the decrease in working capital.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $2.3 million for the six months ended June 30, 2022 compared with nil for the six months ended June 30, 2021. Net cash used in investing activities of $2.3 million relates to payment on principal on advances to joint ventures in relation to financing the ongoing drydock for the Neptune and in relation to the refinancing of the Cape Ann debt facility.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities for the six months ended June 30, 2022 was $31.9 million compared with $45.1 million for the six months ended June 30, 2021.

Net cash used in financing activities for the six months ended June 30, 2022 was mainly due to the repayment of long-term debt of $26.1 million which includes repayment of $13.3 million on the Lampung facility and repayment of $12.8 million on the $385 million facility, our payment of cash distributions to our common unitholders of $0.6 million and our payment of cash distributions to the holders of our Series A preferred units of $7.8 million. This was partially offset by the receipt of $2.6 million in indemnification payments received for 50% of the amount of expenditures incurred in the fourth quarter of 2021 pursuant to the Suspension and Make-Whole-Agreements.

Net cash used in financing activities for the six months ended June 30, 2021 was mainly due to the repayment of long-term debt of $22.3 million which includes repayment of $9.5 million on the Lampung facility and repayment of $12.8 million on the $385 million facility, and our payment of cash distributions to our common unitholders of $30.2 million and our payment of cash distributions to the holders of our Series A preferred units of $7.8 million. This was partially offset by the receipt of $6.0 million under the $85 million revolving credit facility and proceeds of $9.1 million for the issuance of common units and Series A preferred units under our ATM program.

As a result of the foregoing, cash, cash equivalents and restricted cash decreased by $2.0 million for the six months ended June 30, 2022, while cash, cash equivalents and restricted cash decreased by $7.9 million for the six months ended June 30, 2021.

Three Months Ended June 30, 2022 Compared with the Three Months Ended June 30, 2021

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $20.9 million for the three months ended June 30, 2022, a decrease of $0.2 million compared with $21.1 million for the three months ended June 30, 2021. Before changes in working capital, cash provided by operating activities was $18.3 million for the three months ended June 30, 2022, a decrease of $1.9 million compared to $20.2 million for the three months ended June 30, 2021. The decrease was primarily due to higher vessel operating expenses and higher administrative costs incurred partially offset by higher time charter revenues.

Changes in working capital increased net cash provided by operating activities by $2.6 million for the three months ended June 30, 2022, an increase of $1.7 million from a contribution of $0.9 million for the three months ended June 30, 2021. Changes in amounts due to owners and affiliates as well as changes in accrued liabilities and other payables positively impacted net cash provided from operating activities for the three months ended June 30, 2022. This was partially offset by changes in trade receivables and changes in trade payables which negatively impacted cash for the three months ended June 30, 2022. For the three months ended June 30, 2021, changes in amounts due to owners and affiliates, accrued liabilities and other payables and trade payables positively impacted net cash provided while the increase was partially offset by changes in prepaid expenses and other receivables and changes in value added and withholding tax liability which negatively impacted cash for the three months ended June 30, 2021.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $1.2 million for the three months ended June 30, 2022 compared with nil for the three months ended June 30, 2021. Net cash used in investing activities of $1.2 million relates to payment on principal on advances to joint ventures in relation to the refinancing of the Cape Ann debt facility.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities for the three months ended June 30, 2022 was $16.0 million compared with $24.1 million for the three months ended June 30, 2021.

Net cash used in financing activities for the three months ended June 30, 2022 was mainly due to the quarterly repayment of $5.4 million on the Lampung facility, the quarterly repayment of $6.4 million on the $385 million facility, our payment of cash distributions to our common unitholders of $0.3 million and our payment of cash distributions to the holders of our Series A preferred units of $3.9 million.

Net cash used in financing activities for the three months ended June 30, 2021 was mainly due to the quarterly repayment of $4.8 million on the Lampung facility, the quarterly repayment of $6.4 million on the $385 million facility, our payment of cash distributions to our common unitholders of $15.1 million and our payment of cash distributions to the holders of our Series A preferred units of $3.9 million. This was partially offset by the receipt of $6.0 million under the $85 million revolving credit facility.

As a result of the foregoing, cash, cash equivalents and restricted cash increased by $3.7 million for the three months ended June 30, 2022, while cash, cash equivalents and restricted cash decreased by $3.1 million for the three months ended June 30, 2021.

New Cape Ann Facility

On June 1, 2022, the SRV Joint Gas Two Ltd, a joint venture owned 50% by the Partnership, and the owner of the Cape Ann, closed the refinancing of the Cape Ann debt facility (the “New Cape Ann Facility”) which has an initial loan amount of $154.1 million and which is scheduled to be fully amortized with quarterly debt service over a period of 8 years based on an annuity repayment profile. The New Cape Ann Facility replaces the balloon amount of $169 million that was repaid under the previous debt facility secured by the Cape Ann. The difference in the loan amount was mainly financed by cash held by SRV Joint Gas Two Ltd and subordinated shareholder loans from the shareholders, including a new subordinated shareholder loan of $1.2 million from the Partnership. The New Cape Ann Facility bears interest at a rate equal to three months LIBOR plus a margin of 1.75%. The interest rate swaps entered into under the previous Cape Ann debt facility have a remaining tenor of 8 years and have been novated from the previous group of swap providers to the new lenders and restructured to match the New Cape Ann Facility's loan amount and amortization plan. The interest rate swaps are not reflected in the above-mentioned interest rate for the New Cape Ann Facility. The fair value of the swaps as of June 30, 2022 was $1.3 million.

The New Cape Ann Facility is secured with a first priority mortgage of the Cape Ann, an assignment of its rights under the time charter and a pledge of the borrower’s cash accounts. We and the other owners of the borrower have provided a pledge of shares in the borrower as security for the facility. In addition, each of the Partnership and MOL guarantee payment of their 50.0% share of amounts owed under the New Cape Ann Facility, up to a specified cap of $15 million in aggregate and until the date falling three years after utilization of the New Cape Ann Facility.

Under the New Cape Ann Facility, the borrower must maintain a debt service coverage ratio of not less than 1.05 for the preceding twelve-month period, being tested on a quarterly basis.

Furthermore, the borrower is required to maintain insurance coverage for damage to the FSRU equivalent to 120.0% of the aggregate outstanding loan balance and loss of hire insurance. The borrower must maintain cash accounts with the syndicate of banks for its operating account and restricted cash for debt service for the next six months, including interest payments on the facility and associated interest rate swap contracts and certain distribution accounts. Cash in the operating account from hire rates will be applied for the following purposes in the following order; first, to pay operating costs, insurance, taxes and technical management fees; second, to transfer to the debt service retention account on each debt service retention date all or part of the debt service retention amount for such debt service retention date; third, to transfer funds to the restricted cash account for debt service until reserve requirements are met; finally, to transfer funds to certain distribution accounts. Certain conditions apply to making distributions from the distribution accounts, including meeting a 1.20 historical and projected debt service coverage ratio, no event of default must then be continuing, and debt service reserve and retention accounts are fully funded. The facility agreement limits the borrower’s ability to raise additional debt, enter into certain material transactions and make guarantees.

The New Cape Ann Facility identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of the Cape Ann. The New Cape Ann Facility contains customary events of default such as:

●	change of ownership;
●	inaccuracy of representations and warranties;
●	failure to repay principal and interest;
●	cross-default to other indebtedness held by the borrower;
●	bankruptcy and other insolvency events related to the borrower; and
●	breach of the charter.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to various market risks, including interest rate risk, foreign currency risk, credit risk and concentrations of risk.

Interest Rate Risk

The Partnership is exposed to fluctuations in cash flows from floating interest rate exposure on its long-term debt used principally to finance its vessels. Interest rate swaps are used for the management of the floating interest rate risk exposure. The interest rate swaps have the effect of converting a portion of the outstanding debt from a floating to a fixed rate over the life of the interest rate swaps. Interest rate swaps exchange a receipt of floating interest for a payment of fixed interest which reduce the exposure to interest rate variability on its outstanding floating-rate debt over the life of the interest rate swaps. As of June 30, 2022 and 2021, there were interest rate swap agreements related to the Lampung facility (“Lampung interest rate swaps”) and the commercial tranche of the $385 million facility floating rate debt (“$385 million interest rate swaps”) that are designated as cash flow hedges for accounting purposes.

As of June 30, 2022, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$56,994	$360	Sep 2026	2.800%
$385 million facility swaps (2)	LIBOR	$49,738	$157	Jan 2026	2.941%
$385 million facility swaps (2)	LIBOR	$49,738	$297	Oct 2025	2.838%
$385 million facility swaps (2)	LIBOR	$49,738	$446	Jan 2026	2.735%
$385 million facility swaps (2)	LIBOR	$49,738	$541	Jan 2026	2.650%
(1)	Excludes the margins paid on the floating-rate debt.
(2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly from the effective date of the interest rate swaps.

Foreign Currency Risk

All financing, interest expenses from financing and most of our revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the six months ended June 30, 2022 and 2021, no derivative financial instruments have been used to manage foreign exchange risk.

Credit Risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables, amounts due from affiliates, net investment in financing lease and interest rate swap agreements.

Further, the Partnership has future exposure for Höegh LNG’s ability to make payments to the Partnership for the Suspension and Make-Whole Agreements and for the technical modifications of the vessels and any prospective boil-off claims or other direct impacts of the boil-off settlement agreement. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ or counterparty’s financial condition. PGN guarantees PGN LNG's obligations under the PGN FSRU Lampung time charter. NFE Atlantic Holdings LLC, a subsidiary of New Fortress, guarantees the performance of the charterer under the NFE Charter, subject to a cap on its total liability.

Concentration of Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. We do not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are three charterers so there is a concentration of risk related to trade receivables. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charters for the PGN FSRU Lampung, the Höegh Gallant or the Höegh Grace terminate prematurely, or the option to acquire the PGN FSRU Lampung be exercised, there could be delays in obtaining new time charters and the hire rates could be lower depending upon the prevailing market conditions.

Non-GAAP Financial Measure

Segment EBITDA. EBITDA is defined as earnings before interest,taxes,depreciation and amortization. Segment EBITDA is defined as earnings before interest, taxes, depreciation, amortization, impairment and other financial items. Other financial items consist of gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation, amortization, impairment, taxes, and other financial items, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units or preferred units. Segment EBITDA is a non-GAAP financial measure and should not be considered an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Six months ended June 30, 2022
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$35,646	13,154	(15,581)	33,219			$33,219	(3)
Interest income	(6)	(41)	(383)	(430)	41	(4)	(389)
Interest expense	2,565	4,135	7,940	14,640	(4,135)	(4)	10,505
Depreciation and amortization	10,245	4,979	—	15,224	(4,979)	(5)	10,245
Other financial items (2)	1,141	(5,706)	63	(4,502)	5,706	(6)	1,204
Income tax (benefit) expense	6,234	—	—	6,234	—		6,234
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	4,094	(4)	4,094
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	4,979	(5)	4,979
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(5,706)	(6)	(5,706)
Segment EBITDA	$55,825	16,521	(7,961)	64,385			$64,385

	Six months ended June 30, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$23,849	14,341	(11,712)	26,478			$26,478	(3)
Interest income	(98)	—	(133)	(231)	—	(4)	(231)
Interest expense	7,091	5,448	8,202	20,741	(5,448)	(4)	15,293
Depreciation and amortization	10,223	4,980	—	15,203	(4,980)	(5)	10,223
Other financial items (2)	1,211	(7,700)	100	(6,389)	7,700	(6)	1,311
Income tax (benefit) expense	12,939	—	—	12,939	—		12,939
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	5,448	(4)	5,448
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	4,980	(5)	4,980
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(7,700)	(6)	(7,700)
Segment EBITDA	$55,215	17,069	(3,543)	68,741			$68,741

	Three months ended June 30, 2022
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$17,172	4,520	(8,634)	13,058			$13,058	(3)
Interest income	29	(37)	(218)	(226)	37	(4)	(189)
Interest expense	1,273	2,008	4,036	7,317	(2,008)	(4)	5,309
Depreciation and amortization	5,134	2,489	—	7,623	(2,489)	(5)	5,134
Other financial items (2)	674	(851)	19	(158)	851	(6)	693
Income tax (benefit) expense	3,416	—	—	3,416	—		3,416
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	1,971	(4)	1,971
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,489	(5)	2,489
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(851)	(6)	(851)
Segment EBITDA	$27,698	8,129	(4,797)	31,030			$31,030

	Three months ended June 30, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$5,096	3,267	(5,725)	2,638			$2,638	(3)
Interest income	(48)	—	(50)	(98)	—	(4)	(98)
Interest expense	5,529	2,756	4,106	12,391	(2,756)	(4)	9,635
Depreciation and amortization	5,012	2,489	—	7,501	(2,489)	(5)	5,012
Other financial items (2)	610	(31)	48	627	31	(6)	658
Income tax (benefit) expense	11,225	—	—	11,225	—		11,225
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	2,756	(4)	2,756
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,489	(5)	2,489
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(31)	(6)	(31)
Segment EBITDA	$27,424	8,481	(1,621)	34,284			$34,284

1)

Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs that are reflected in the consolidated net income for the Partnership's share of the Joint venture FSRUs net income (loss) on the Equity in earnings (loss) of joint ventures line item in the consolidated income statement. Separate adjustments from the consolidated net income to Segment EBITDA for the Partnership's share of the Joint venture FSRUs are included in the reconciliation lines starting with “Equity in earnings of JVs.”

2)	Other financial income consists of gains and losses on derivative financial instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.
3)

There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

4)

Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

5)

Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

6)

Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements concerning future events and our operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

● the effects of outbreaks of pandemic or contagious diseases, including the length and severity of the recent worldwide outbreak of COVID-19, including its impact on our business liquidity, cash flows and operations as well as operations of our customers, suppliers and lenders;

● market conditions and trends for floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers, including hire rates, vessel valuations, technological advancements, market preferences and factors affecting supply and demand of LNG, LNG carriers, and FSRUs;

● our distribution policy and ability to make cash distributions on our units or any changes in the quarterly distributions on our common units;

● restrictions in our debt agreements and pursuant to local laws on our joint ventures’ and our subsidiaries’ ability to make distributions;

● the ability of Höegh LNG to meet its financial obligations to us pursuant to the Suspension and Make-Whole Agreements, the Suspended Gallant Charter, any funding requests under the $85 million revolving credit facility and its guarantee and indemnification obligations;

● the change in the ability of Höegh LNG to compete with us as a result of its completion of the Amalgamation;

● our ability to compete successfully for future chartering and newbuilding opportunities;

● the consummation of the proposed merger transaction with Höegh LNG and the realization of any benefits therefrom;

● demand in the FSRU sector or the LNG shipping sector, including demand for our vessels;

● our ability to purchase additional vessels from Höegh LNG in the future;

● our ability to integrate and realize the anticipated benefits from acquisitions;

● our anticipated growth strategies, including the acquisition of vessels;

● our anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;

● effects of volatility in global prices for crude oil and natural gas;

● the effect of the worldwide economic environment;

● turmoil in the global financial markets;

● fluctuations in currencies and interest rates;

● general market conditions, including fluctuations in hire rates and vessel values;

● changes in our operating expenses, including drydocking, on-water class surveys, insurance costs and bunker costs;

● our ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

● the financial condition, liquidity and creditworthiness of our existing or future customers and their ability to satisfy their obligations under our contracts;

● our ability to replace existing borrowings, make additional borrowings and to access public equity and debt capital markets;

● planned capital expenditures and availability of capital resources to fund capital expenditures;

● the exercise of purchase options by our customers;

● our ability to perform under our contracts and maintain long-term relationships with our customers;

● our ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;

● our continued ability to enter into long-term, fixed-rate charters and the hire rate thereof;

● the operating performance of our vessels and any related claims by TotalEneregies SE, PGN LNG or other customers;

● our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charters;

● the results of the arbitration with the charterer of PGN FSRU Lampung;

● timely acceptance of our vessels by their charterers;

● termination dates and extensions of charters;

● the impact of the Russian invasion of Ukraine;

● our ability to successfully remediate the material weakness in our internal control over financial reporting and our disclosure controls and procedures;

● the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

● economic substance laws and regulations adopted or considered by various jurisdictions of formation or incorporation of us and certain of our subsidiaries;

● availability and cost of skilled labor, vessel crews and management, including possible disruptions, including but not limited to the supply chain of spare parts and service engineers, caused by the COVID-19 outbreak;

● the number of off-hire days and drydocking requirements, including our ability to complete scheduled drydocking on time and within budget;

● our general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under our ship management agreements, the technical information and services agreement and the administrative services agreement;

● the anticipated taxation of the Partnership, its subsidiaries and affiliates and distributions to our unitholders;

● estimated future maintenance and replacement capital expenditures;

● our ability to hire or retain key employees;

● customers’ increasing emphasis on environmental and safety concerns;

● potential liability from any pending or future litigation;

● risks inherent in the operation of our vessels including potential disruption due to accidents, political events, piracy or acts by terrorists;

● future sales of our common units, Series A preferred units or other securities in the public market;

● the interruption or failure of our information technology and communication systems;

● our business strategy and other plans and objectives for future operations; and

● other factors listed from time to time in the reports and other documents that we file with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2021 and subsequent quarterly reports on Form 6-K.

All forward-looking statements included in this report are made only as of the date of this report. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2022	2021	2022	2021
REVENUES
Time charter revenues	3,4	$36,941	$34,696	$72,251	$69,472
Total revenues	3,4	36,941	34,696	72,251	69,472
OPERATING EXPENSES
Vessel operating expenses		(7,551)	(6,114)	(13,757)	(12,286)
Administrative expenses		(6,489)	(2,779)	(10,630)	(5,514)
Depreciation and amortization		(5,134)	(5,012)	(10,245)	(10,223)
Total operating expenses		(19,174)	(13,905)	(34,632)	(28,023)
Equity in earnings (losses) of joint ventures	3	4,520	3,267	13,154	14,341
Operating income (loss)	3	22,287	24,058	50,773	55,790
FINANCIAL INCOME (EXPENSE), NET
Interest income	5	189	98	389	231
Interest expense	5,12	(5,309)	(9,635)	(10,505)	(15,293)
Other items, net	5	(693)	(658)	(1,204)	(1,311)
Total financial income (expense), net	3,5	(5,813)	(10,195)	(11,320)	(16,373)
Income (loss) before tax		16,474	13,863	39,453	39,417
Income tax benefit (expense)	3,6	(3,416)	(11,225)	(6,234)	(12,939)
Net income (loss)	3	$13,058	$2,638	$33,219	$26,478
Preferred unitholders’ interest in net income		3,877	3,877	7,754	7,754
Limited partners’ interest in net income (loss)		$9,181	$(1,239)	$25,465	$18,724

Earnings per unit
Common unit public (basic and diluted)	18	$0.28	$(0.04)	$0.76	$0.55
Common unit Höegh LNG (basic and diluted)	18	$0.28	$(0.04)	$0.76	$0.58

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2022	2021	2022	2021
Net income (loss)		$13,058	$2,638	$33,219	$26,478
Unrealized gains (losses) on cash flow hedge	13	4,003	925	14,892	7,367
Income tax benefit (expense)	6	(30)	(44)	93	(117)
Other comprehensive income (loss)		3,973	881	14,985	7,250
Other comprehensive income from investments in joint ventures		2,047	—	5,322	—
Total other comprehensive income (loss)		6,021	881	20,307	7,250
Comprehensive income (loss)		$19,079	$3,519	$53,526	$33,728
Preferred unitholders’ interest in net income		3,877	3,877	7,754	7,754
Limited partners’ interest in comprehensive income (loss)		$15,202	$(358)	$45,772	$25,974

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

BALANCE SHEETS

(in thousands of U.S. dollars)

		As of
		June 30,	December 31,
	Notes	2022	2021
ASSETS
Current assets
Cash and cash equivalents		$42,395	$42,519
Restricted cash		6,519	8,410
Trade receivables	4	7,588	3,653
Amounts due from affiliates	11	3,530	7,500
Current portion of net investment in financing lease	4	5,670	5,426
Derivative instruments	12	563	—
Prepaid expenses and other receivables		9,963	3,772
Total current assets		76,228	71,280
Long-term assets
Restricted cash		10,991	10,991
Accumulated earnings of joint ventures	8	54,184	35,708
Advances to joint ventures	8	10,202	7,511
Vessels, net of accumulated depreciation		592,056	602,289
Other equipment		56	100
Intangibles and goodwill		9,935	11,301
Net investment in financing lease	4	260,965	263,862
Long-term derivative instruments	12	1,238	—
Long-term deferred tax asset	6	160	144
Other long-term assets		821	822
Total long-term assets		940,608	932,728
Total assets		$1,016,836	$1,004,008

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

BALANCE SHEETS

(in thousands of U.S. dollars)

		As of
		June 30,	December 31,
	Notes	2022	2021
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	9	$43,747	$46,385
Revolving credit facility due to owners and affiliates	11	24,545	—
Trade payables		1,062	3,890
Amounts due to owners and affiliates	11	1,778	3,655
Value added and withholding tax liability		559	935
Derivative instruments	12	—	5,239
Accrued liabilities and other payables	10	23,295	16,105
Total current liabilities		94,986	76,209
Long-term liabilities
Long-term debt	9	317,251	339,687
Revolving credit facility due to owners and affiliates	11	—	24,942
Derivative instruments	12	—	7,631
Long-term tax liability	6	4,890	6,391
Long-term deferred tax liability	6	20,913	18,462
Other long-term liabilities		144	166
Total long-term liabilities		343,198	397,279
Total liabilities		438,184	473,488
EQUITY	16,17
8.75% Series A preferred units: 7,089,325 units issued and outstanding at June 30, 2022 and 7,089,325 units issued and outstanding at December 31, 2021		176,078	176,078
Common units public: 18,115,504 units issued and outstanding at June 30, 2022 and 18,115,504 units issued and outstanding at December 31, 2021		330,976	317,515
Common units Höegh LNG: 15,257,498 units issued and outstanding at June 30, 2022 and December 31, 2021		66,990	52,626
Accumulated other comprehensive income (loss)		4,608	(15,699)
Total partners’ capital		578,652	530,520
Total equity		578,652	530,520
Total liabilities and equity		$1,016,836	$1,004,008

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(in thousands of U.S. dollars)

	Partners’ Capital
	8.75%		Common	Accumulated
	Series A	Common	Units	Other
	Preferred	Units	Höegh	Comprehensive	Total
	Units	Public	LNG	Income	Equity
Consolidated balance as of December 31, 2020	$167,760	308,850	46,277	(29,572)	$493,315
Net income	15,508	23,929	20,558	—	59,995
Cash distributions to unitholders	(15,508)	(16,293)	(14,532)	—	(46,333)
Other comprehensive income	—	—	—	13,692	13,692
Net proceeds from issuance of common units	—	818	—	—	818
Net proceeds from issuance of Series A preferred units	8,318	—	—	—	8,318
Issuance of units for Board of Directors’ fees	—	211	—	—	211
Contribution from Höegh LNG	—	—	315	—	315
Other comprehensive income from investments in joint ventures	—	—	—	181	181
Other and contributions from owners	—	—	8	—	8
Consolidated balance as of December 31, 2021	$176,078	317,515	52,626	(15,699)	$530,520
Net income	7,754	13,823	11,642	—	33,219
Cash distributions to unitholders	(7,754)	(362)	(305)	—	(8,421)
Other comprehensive income	—	—	—	14,985	14,985
Contribution from Höegh LNG	—	—	3,027	—	3,027
Other comprehensive income from investments in joint ventures	—	—	—	5,322	5,322
Consolidated balance as of June 30, 2022	$176,078	330,976	66,990	4,608	$578,652

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
OPERATING ACTIVITIES
Net income (loss)	$13,058	$2,638	$33,219	$26,478
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,134	5,012	10,245	10,223
Equity in (earnings) losses of joint ventures	(4,520)	(3,267)	(13,154)	(14,341)
Changes in accrued interest income on advances to joint ventures	(191)	(50)	(356)	(133)
Amortization of deferred debt issuance cost	487	4,119	988	4,642
Amortization in revenue for above market contract	687	687	1,366	1,366
Expenditure for drydocking	—	(1,590)	—	(1,590)
Changes in accrued interest expense	138	560	(47)	404
Receipts from repayment of principal on financing lease	1,341	1,228	2,653	2,430
Unrealized foreign exchange losses (gains)	65	(19)	104	(7)
Unrealized loss (gain) on derivative instruments	121	57	222	102
Non-cash revenue: tax paid directly by charterer	(251)	(224)	(461)	(432)
Non-cash income tax expense: tax paid directly by charterer	251	224	461	432
Deferred tax expense and provision for tax uncertainty	2,017	10,675	3,622	11,340
Issuance of units for Board of Directors’ fees	—	127	—	127
Other adjustments	—	17	—	17
Changes in working capital:
Trade receivables	(2,273)	184	(3,937)	(4,017)
Inventory	6	(25)	—	(25)
Prepaid expenses and other receivables	(73)	(1,439)	(6,212)	(2,262)
Trade payables	(2,709)	989	(2,840)	949
Amounts due to owners and affiliates	3,229	1,174	2,096	1,022
Value added and withholding tax liability	104	(418)	(423)	(1,031)
Accrued liabilities and other payables	4,280	407	4,655	1,524
Net cash provided by (used in) operating activities	20,901	21,066	32,201	37,218

INVESTING ACTIVITIES
Payment on principal on advances to joint ventures	(1,174)	—	(2,335)	—
Net cash provided by (used in) investing activities	$(1,174)	$—	$(2,335)	$—

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
FINANCING ACTIVITIES
Proceeds from revolving credit facility due to owners and affiliates	$—	$6,000	$—	$6,000
Repayment of long-term debt	(11,778)	(11,165)	(26,062)	(22,330)
Net proceeds from issuance of common units	—	—	—	818
Net proceeds from issuance of Series A preferred units	—	—	—	8,318
Cash distributions to limited partners and preferred unitholders	(4,210)	(18,956)	(8,421)	(37,912)
Indemnifications received from Höegh LNG	—	—	2,630	—
Net cash provided by (used in) financing activities	(15,988)	(24,121)	(31,853)	(45,106)

Increase (decrease) in cash, cash equivalents and restricted cash	3,739	(3,055)	(1,987)	(7,888)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(48)	49	(28)	(1)
Cash, cash equivalents and restricted cash, beginning of period	56,214	46,180	61,920	51,063
Cash, cash equivalents and restricted cash, end of period	$59,905	$43,174	$59,905	$43,174

Cash, cash equivalents and restricted cash; beginning of period:

	As of
	December 31,
	2021	2020
Cash and cash equivalents	$42,519	$31,770
Restricted cash - current asset	8,410	7,198
Restricted cash - non-current asset	10,991	12,095
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$61,920	$51,063

Cash, cash equivalents and restricted cash; end of period:

	As of
	June 30,
	2022	2021
Cash and cash equivalents	$42,395	$23,838
Restricted cash - current asset	6,519	8,771
Restricted cash - non-current asset	10,991	10,565
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$59,905	$43,174

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

l1. Description of business

Höegh LNG Partners LP (the “Partnership”) is a publicly traded Marshall Islands limited partnership initially formed for the purpose of acquiring from Höegh LNG Holdings Ltd. (“Höegh LNG”) its interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung (the owner of the PGN FSRU Lampung), SRV Joint Gas Ltd. (the owner of the Neptune), and SRV Joint Gas Two Ltd. (the owner of the Cape Ann) in connection with the Partnership’s initial public offering of its common units (the “IPO”) in August 2014. As of June 30, 2022, the Partnership has a fleet of five floating storage regasification units (“FSRUs”).

The interests in SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., collectively, are referred to as the “joint ventures” and the remaining entities owned by the Partnership, as reflected in the table below are, collectively, referred to as the “subsidiaries” in these consolidated financial statements. The PGN FSRU Lampung, the Höegh Gallant, the Höegh Grace, the Neptune and the Cape Ann are FSRUs and, collectively, referred to in these consolidated financial statements as the vessels or the “FSRUs.” The Tower Yoke Mooring System (the “Mooring”) is an offshore installation that is used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that transports the gas to a land terminal. PT Hoegh LNG Lampung, Hoegh LNG Cyprus Limited, the owner of the Höegh Gallant, Höegh LNG FSRU IV Ltd., the owner of the Höegh Grace, and the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are collectively referred to as the “FSRU-owning entities.”

The Neptune and the Cape Ann operate under long-term time charters with expiration dates in 2029 and 2030, respectively, and, in each case, with an option for the charterer, Global LNG Supply SA, as novated to Total Gas & Power Ltd. in February 2020, both subsidiaries of Total S.A. (“Total”), to extend for up to one additional period of ten years or two additional periods of five years each. The PGN FSRU Lampung operates under a long term time charter which started in July 2014 with an expiration date in 2034, with an option for the charterer to extend for up to two additional periods of five years each, and uses the Mooring that was constructed, installed and sold to the charterer, PT PGN LNG Indonesia (“PGN LNG”), a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”), a subsidiary of PT Pertamina, a government-controlled, Indonesian oil and gas producer, natural gas transportation and distribution company. The Höegh Gallant operated under a long term time charter which started in April 2015 and expired in April 2020 with Hoegh LNG Egypt LLC (“EgyptCo”), a subsidiary of Höegh LNG. On February 27, 2020, the Partnership exercised its right pursuant to an option agreement to cause Höegh LNG or its subsidiary to charter the Höegh Gallant from the expiration of the EgyptCo charter until July 2025. On April 30, 2020, the Partnership entered into a lease and maintenance agreement with another subsidiary of Höegh LNG for the time charter of the Höegh Gallant (the “Suspended Gallant Charter”). On September 23, 2021, the Partnership entered into agreements with subsidiaries of New Fortress Energy Inc (“New Fortress”) to charter the Höegh Gallant primarily for FSRU operations for a period of ten years, with FSRU operations commencing on March 20, 2022 (the “NFE Charter”). From November 26, 2021 until the FSRU operations commenced, New Fortress chartered the vessel for LNG carrier operations. The Partnership also entered into an agreement to suspend the Suspended Gallant Charter, with effect from the commencement of the NFE Charter, and a make-whole agreement (together, the “Suspension and Make-Whole Agreements”) pursuant to which Höegh LNG’s subsidiary will compensate the Partnership monthly for the difference between the charter rate earned under the NFE Charter and the charter rate earned under the Suspended Gallant Charter with the addition of a modest increase until July 31, 2025, the original expiration date of the Suspended Gallant Charter. The Höegh Grace operates under a long term time charter which started in December 2016 with Sociedad Portuaria El Cayao S.A. E.S.P. (“SPEC”). SPEC is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. The non-cancellable charter period of 10 years ends in December 2026. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its rights to terminate in year 10 within a certain deadline, the Partnership will not be able to exercise its right to terminate in year 10.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table lists the entities included in these consolidated financial statements and their purpose as of June 30, 2022:

Jurisdiction of
Incorporation
Name	or Registration	Purpose
Höegh LNG Partners LP	Marshall Islands	Holding Company
Höegh LNG Partners Operating LLC (100% owned)	Marshall Islands	Holding Company
Hoegh LNG Lampung Pte. Ltd. (100% owned)	Singapore	Owns 49% of PT Hoegh LNG Lampung
PT Hoegh LNG Lampung (49% owned) (1)	Indonesia	Owns PGN FSRU Lampung
SRV Joint Gas Ltd. (50% owned) (2)	Cayman Islands	Owns Neptune
SRV Joint Gas Two Ltd. (50% owned) (2)	Cayman Islands	Owns Cape Ann
Hoegh LNG Cyprus Limited (100% owned)	Cyprus	Owns Höegh Gallant
Hoegh LNG Cyprus Limited Egypt Branch (100% owned)	Egypt	Branch of Hoegh LNG Cyprus Limited
Höegh LNG Colombia Holding Ltd. (100% owned)	Cayman Islands	Owns 100% of Höegh LNG FSRU IV Ltd. and Höegh LNG Colombia S.A.S.
Höegh LNG FSRU IV Ltd. (100% owned)	Cayman Islands	Owns Höegh Grace
Höegh LNG Colombia S.A.S. (100% owned)	Colombia	Operating Company
Höegh LNG Gallant Limited (100% owned)	Cayman Islands	Dormant entity
Hoegh LNG Jamaica Limited (100% owned)	Jamaica	Operating Company
FSRU Finance Ltd. (100% owned)	Bermuda	Dormant entity

(1)	PT Hoegh LNG Lampung is a variable interest entity, which is controlled by Hoegh LNG Lampung Pte. Ltd. and is, therefore, 100% consolidated in the consolidated financial statements.
(2)	The remaining 50% interest in each joint venture is owned by Mitsui O.S.K. Lines, Ltd. and Tokyo LNG Tanker Co.

2. Significant accounting policies

Basis of presentation

The accompanying unaudited condensed interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial information. In the opinion of Management, all adjustments considered necessary for a fair presentation, which are of a normal recurring nature, have been included. All intercompany balances and transactions are eliminated. The footnotes are condensed and do not include all the disclosures required for a complete set of financial statements. Therefore, the unaudited condensed interim consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2021, included in the Partnership’s Annual Report on Form 20-F (the “Annual Report”).

It has been determined that PT Hoegh LNG Lampung, Hoegh LNG Cyprus Limited, Höegh LNG Colombia Holding Ltd., SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. are variable interest entities. A variable interest entity (“VIE”) is defined by US GAAP as a legal entity where either (a) the voting rights of some investors are not proportional to their rights to receive the expected residual returns of the entity, their obligations to absorb the expected losses of the entity, or both, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards. The guidance requires a VIE to be consolidated if any of its interest holders are entitled to a majority of the entity's residual returns or are exposed to a majority of its expected losses.

Based upon the criteria set forth in US GAAP, the Partnership has determined that PT Hoegh LNG Lampung is a VIE, as the equity holders, through their equity investments, may not participate fully in the entity's expected residual returns. Dividends may only be paid if the retained earnings are positive and a statutory reserve has been established equal to 20% of its paid-up capital under

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Indonesian law. As of June 30, 2022, PT Hoegh LNG Lampung had not established the required statutory reserves and therefore is currently unable to make dividend payments under Indonesian law. Under the Lampung facility, there are limitations on cash dividends and loan distributions that can be made to the Partnership. Refer to note 9.

The Partnership has also determined that Hoegh LNG Cyprus Limited is a VIE, as the equity investment does not provide sufficient equity to permit the entity to finance its activities without financial support. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of Hoegh LNG Cyprus Limited are included in the consolidated financial statements. Under Cyprus law, dividends may only be distributed out of profits and not from the share capital of the company.

The Partnership has determined that Höegh LNG Colombia Holding Ltd. is a VIE since the entity would not be able to finance its activities without financial support and financial guarantees under its subsidiary’s facility to finance the Höegh Grace. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives the majority of the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of Höegh LNG Colombia Holding Ltd., and subsidiaries, are included in the consolidated financial statements. Under Cayman Islands law, dividends may only be paid out of profits or capital reserves if the entity is solvent after the distributions.

Dividends and other distributions from Höegh LNG Cyprus Limited, Hoegh LNG Colombia Holding Ltd. and Höegh LNG FSRU IV Ltd. may only be distributed if after the dividend payment, the Partnership would remain in compliance with the financial covenants under the $385 million facility. Refer to note 9.

In addition, the Partnership has determined that the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are VIEs since each entity did not have a sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support. The entities have been financed with third party debt and subordinated shareholders loans. The Partnership is not the primary beneficiary, as the Partnership cannot make key operating decisions considered to be most significant to the VIEs but has joint control with the other equity holders. Therefore, the joint ventures are accounted for under the equity method of accounting as the Partnership has significant influence. The Partnership's carrying value is recorded in advances to joint ventures and accumulated earnings (losses) of joint ventures in the consolidated balance sheets. For SRV Joint Gas Ltd., the Partnership had a receivable for the advances of $8.0 million and $6.6 million, respectively, as of June 30, 2022 and December 31, 2021. The Partnership’s accumulated earnings, or its share of net assets, were $26.2 million and $17.7 million, respectively, as of June 30, 2022 and December 31, 2021. The Partnership’s carrying value for SRV Joint Gas Two Ltd. consists of a receivable for the advances of $2.2 million and $0.9 million, respectively, as of June 30, 2022 and December 31, 2021. The Partnership’s accumulated earnings, or its share of net assets, were $28.0 million and $18.0 million, respectively, as of June 30, 2022 and December 31, 2021. The major reason that the Partnership had accumulated earnings in the joint ventures as of June 30, 2022 and the major reason that the Partnership historically has had accumulated losses in the joint ventures, or net liabilities, is due to the fair value adjustments for the interest rate swaps recorded as liabilities on the balance sheets of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. and eliminations for consolidation to the balance sheet. The maximum exposure to loss is the carrying value of the receivables, which is subordinated to the joint ventures’ long-term bank debt, the investments in the joint ventures (accumulated earnings or losses), as the shares are pledged as security for the joint ventures’ long-term bank debt, and Höegh LNG’s commitment under long-term bank loan agreements to fund its share of drydocking costs and remarketing efforts in the event of an early termination of the charters. If the charters terminate for any reason that does not result in a termination fee, the joint ventures’ long-term bank debt would be subject to mandatory repayment. Dividend distributions require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; c) and under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution. Refer to notes 8 and 14 for additional discussion on dividend distributions.

Significant accounting policies

The accounting policies used in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those applied in the audited financial statements for the year ended December 31, 2021 included in the Partnership’s Annual Report.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Recently adopted accounting pronouncements

There are no recently adopted accounting pronouncements with impact to the Partnership.

Recently issued accounting pronouncements

In March 2020, the Financial Accounting Standards Board (“FASB”) issued final guidance for Reference Rate Reform to provide temporary optional expedients and exceptions to the guidance in US GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. For all types of hedging relationships, the guidance allows an entity to change the reference rate and other critical terms related to reference rate reform without having to dedesignate the relationship. The guidance is effective upon issuance through December 31, 2022. In January 2021, FASB issued an update to the guidance from 2021 to clarify its scope. The Partnership expects to commence discussions with its lenders on transition from using LIBOR to SOFR (“Standard Overnight Financing Rate”) towards the end of 2022.

Other recently issued accounting pronouncements are not expected to materially impact the Partnership.

3. Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and impairment, and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other.”

For the three and six months ended June 30, 2022 and 2021, Majority held FSRUs includes the financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the three and six months ended June 30, 2022 and 2021, Joint venture FSRUs include two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the consolidated financial statements, except that i) Joint venture FSRUs are presented under the proportional consolidation method for the segment note and under equity accounting for the consolidated financial statements and ii) internal interest income and interest expense between the Partnership's subsidiaries that eliminate in consolidation are not included in the segment columns for the other financial income (expense), net line. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

In time charters, the charterer, not the Partnership, controls the choice of locations or routes the FSRUs serve. Accordingly, the presentation of information by geographical region is not meaningful. The following tables include the results for the segments for the three and six months ended June 30, 2022 and 2021.

	Three months ended June 30, 2022
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$36,941	11,077	—	48,018	(11,077)	(1)	$36,941
Total revenues	36,941	11,077	—	48,018			36,941
Operating expenses	(9,243)	(2,948)	(4,797)	(16,988)	2,948	(1)	(14,040)
Equity in earnings (losses) of joint ventures	—	—	—	—	4,520	(1)	4,520
Segment EBITDA	27,698	8,129	(4,797)	31,030
Depreciation and amortization	(5,134)	(2,489)	—	(7,623)	2,489	(1)	(5,134)
Operating income (loss)	22,564	5,640	(4,797)	23,407			22,287
Gain (loss) on derivative instruments	—	837	—	837	(837)	(1)	—
Other financial income (expense), net	(1,976)	(1,957)	(3,837)	(7,770)	1,957	(1)	(5,813)
Income (loss) before tax	20,588	4,520	(8,634)	16,474			16,474
Income tax expense	(3,416)	—	—	(3,416)	—		(3,416)
Net income (loss)	$17,172	4,520	(8,634)	13,058	—		$13,058
Preferred unitholders’ interest in net income	—	—	—	—	3,877	(2)	3,877
Limited partners’ interest in net income (loss)	$17,172	4,520	(8,634)	13,058	(3,877)	(2)	$9,181
(1)

Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (losses) of joint ventures.

(2)	Allocates the preferred unitholders' interest in net income to the preferred unitholders.

	Three months ended June 30, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$34,696	10,285	—	44,981	(10,285)	(1)	$34,696
Total revenues	34,696	10,285	—	44,981			34,696
Operating expenses	(7,272)	(1,804)	(1,621)	(10,697)	1,804	(1)	(8,893)
Equity in earnings (losses) of joint ventures	—	—	—	—	3,267	(1)	3,267
Segment EBITDA	27,424	8,481	(1,621)	34,284
Depreciation and amortization	(5,012)	(2,489)	—	(7,501)	2,489	(1)	(5,012)
Operating income (loss)	22,412	5,992	(1,621)	26,783			24,058
Gain (loss) on derivative instruments	—	34	—	34	(34)	(1)	—
Other financial income (expense), net	(6,090)	(2,759)	(4,105)	(12,954)	2,759	(1)	(10,195)
Income (loss) before tax	16,322	3,267	(5,726)	13,863			13,863
Income tax expense	(11,225)	—	—	(11,225)	—		(11,225)
Net income (loss)	$5,097	3,267	(5,726)	2,638	—		$2,638
Preferred unitholders’ interest in net income	—	—	—	—	3,877	(2)	3,877
Limited partners’ interest in net income (loss)	$5,097	3,267	(5,726)	2,638	(3,877)	(2)	$(1,239)
(1)

Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (losses) of joint ventures.

(2)	Allocates the preferred unitholders' interest in net income to the preferred unitholders.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Six months ended June 30, 2022
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$72,251	21,711	—	93,962	(21,711)	(1)	$72,251
Total revenues	72,251	21,711	—	93,962			72,251
Operating expenses	(16,426)	(5,190)	(7,961)	(29,577)	5,190	(1)	$(24,387)
Equity in earnings (losses) of joint ventures	—	—	—	—	13,154	(1)	13,154
Segment EBITDA	55,825	16,521	(7,961)	64,385
Depreciation and amortization	(10,245)	(4,979)	—	(15,224)	4,979	(1)	(10,245)
Operating income (loss)	45,580	11,542	(7,961)	49,161			50,773
Gain (loss) on derivative instruments	—	5,717	—	5,717	(5,717)	(1)	—
Other financial income (expense), net	(3,700)	(4,105)	(7,620)	(15,425)	4,105	(1)	(11,320)
Income (loss) before tax	41,880	13,154	(15,581)	39,453			39,453
Income tax expense	(6,234)	—	—	(6,234)	—		(6,234)
Net income (loss)	$35,646	13,154	(15,581)	33,219	—		$33,219
Preferred unitholders’ interest in net income	—	—	—	—	7,754	(2)	7,754
Limited partners’ interest in net income (loss)	$35,646	13,154	(15,581)	33,219	(7,754)	(2)	$25,465
(1)

Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (losses) of joint ventures.

(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

	Six months ended June 30, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$69,472	20,744	—	90,216	(20,744)	(1)	$69,472
Total revenues	69,472	20,744	—	90,216			69,472
Operating expenses	(14,257)	(3,675)	(3,543)	(21,475)	3,675	(1)	(17,800)
Equity in earnings (losses) of joint ventures	—	—	—	—	14,341	(1)	14,341
Segment EBITDA	55,215	17,069	(3,543)	68,741
Depreciation and amortization	(10,223)	(4,980)	—	(15,203)	4,980	(1)	(10,223)
Operating income (loss)	44,992	12,089	(3,543)	53,538			55,790
Gain (loss) on derivative instruments	—	7,707	—	7,707	(7,707)	(1)	—
Other financial income (expense), net	(8,204)	(5,455)	(8,169)	(21,828)	5,455	(1)	(16,373)
Income (loss) before tax	36,788	14,341	(11,712)	39,417			39,417
Income tax expense	(12,939)	—	—	(12,939)	—		(12,939)
Net income (loss)	$23,849	14,341	(11,712)	26,478	—		$26,478
Preferred unitholders’ interest in net income	—	—	—	—	7,754	(2)	7,754
Limited partners’ interest in net income (loss)	$23,849	14,341	(11,712)	26,478	(7,754)	(2)	$18,724
(1)

Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (losses) of joint ventures.

(2)	Allocates the preferred unitholders' interest in net income to the preferred unitholders.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of June 30, 2022
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Vessels, net of accumulated depreciation	$592,056	229,019	—	821,075	(229,019)	(1)	$592,056
Net investment in financing lease	266,635	—	—	266,635	—		266,635
Goodwill	251	—	—	251	—		251
Advances to joint ventures	—	—	10,202	10,202	—		10,202
Total assets	985,423	262,319	31,413	1,279,155	(262,319)	(1)	1,016,836
Accumulated earnings of joint ventures	—	—	50	50	54,134	(1)	54,184
Principal repayment financing lease	2,653	—	—	2,653	—		2,653
Amortization of above market contract	$1,366	—	—	1,366	—		$1,366
(1)

Eliminates the proportional share of the Joint venture FSRUs' Vessels, net of accumulated depreciation, and Total assets and reflects the Partnership's share of net assets (assets less liabilities) of the Joint venture FSRUs as Accumulated earnings (losses) of joint ventures.

	As of December 31, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Vessels, net of accumulated depreciation	$602,289	232,308	—	834,597	(232,308)	(1)	$602,289
Net investment in financing lease	269,288	—	—	269,288	—		269,288
Goodwill	251	—	—	251	—		251
Advances to joint ventures	—	—	7,511	7,511	—		7,511
Total assets	975,286	266,336	28,722	1,270,344	(266,336)	(1)	1,004,008
Accumulated earnings of joint ventures	—	—	50	50	35,658	(1)	35,708
Expenditures for drydocking	3,062	6	—	3,068	(6)	(2)	3,062
Principal repayment financing lease	4,969	—	—	4,969	—		4,969
Amortization of above market contract	$2,755	—	—	2,755	—		$2,755
(1)

Eliminates the proportional share of the Joint venture FSRUs’ Vessels, net of accumulated depreciation, and Total assets and reflects the Partnership’s share of net assets (assets less liabilities) of the Joint venture FSRUs as Accumulated earnings of joint ventures.

(2)	Eliminates the Joint venture FSRUs’ drydocking to reflect the consolidated expenditures of the Partnership.

4. Time charter revenues and related contract balances

The Partnership presents its revenue by segment, disaggregated by revenue recognized in accordance with accounting standards on leasing and on revenue from contracts with customers for time charter services. In addition, material elements where the nature, amount, timing and uncertainty of revenue and cash flows differ from the monthly invoicing under time charter contracts are separately presented. Revenue recognized for the Majority held FSRUs includes the amortization of above market contract intangibles. Revenue recognized for Joint venture FSRUs includes the amortization of deferred revenues related to the charterer's reimbursements for certain vessel modifications and drydocking costs. As a result, the timing of cash flows differs from monthly time charter invoicing. The Partnership believes the nature of its time charter contracts are the same, regardless of whether the contracts are accounted for as financing leases or operating leases for accounting purposes. As such, the Partnership did not apply the practical expedient in the lease guidance to combine lease and services components for operating leases because this would result in inconsistent disclosure for the time charter contracts.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following tables summarize the disaggregated revenue of the Partnership by segment for the three and six months ended June 30, 2022 and 2021:

	Three months ended June 30, 2022
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)	reporting
Lease revenues, excluding amortization (2)	$18,882	6,387	—	25,269	(6,387)	$18,882
Time charter service revenues, excluding amortization	18,746	4,007	—	22,753	(4,007)	18,746
Amortization of above market contract intangibles	(687)	—	—	(687)	—	(687)
Amortization of deferred revenue for modifications & drydock	—	683	—	683	(683)	—
Total revenues (3)	$36,941	11,077	—	48,018	(11,077)	$36,941

	Three months ended June 30, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)	reporting
Lease revenues, excluding amortization (2)	$21,587	6,405	—	27,992	(6,405)	$21,587
Time charter service revenues, excluding amortization	13,796	3,197	—	16,993	(3,197)	13,796
Amortization of above market contract intangibles	(687)	—	—	(687)	—	(687)
Amortization of deferred revenue for modifications & drydock	—	683	—	683	(683)	—
Total revenues (3)	$34,696	10,285	—	44,981	(10,285)	$34,696

	Six months ended June 30, 2022
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)	reporting
Lease revenues, excluding amortization (2)	$39,811	12,703	—	52,514	(12,703)	$39,811
Time charter service revenues, excluding amortization	33,806	7,642	—	41,447	(7,642)	33,806
Amortization of above market contract intangibles	(1,366)	—	—	(1,366)	—	(1,366)
Amortization of deferred revenue for modifications & drydock	—	1,366	—	1,366	(1,366)	—
Total revenues (3)	$72,251	21,711	—	93,962	(21,711)	$72,251

	Six months ended June 30, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)	reporting
Lease revenues, excluding amortization (2)	$43,026	12,740	—	55,766	(12,740)	$43,026
Time charter service revenues, excluding amortization	27,812	6,638	—	34,450	(6,638)	27,812
Amortization of above market contract intangibles	(1,366)	—	—	(1,366)	—	(1,366)
Amortization of deferred revenue for modifications & drydock	—	1,366	—	1,366	(1,366)	—
Total revenues (3)	$69,472	20,744	—	90,216	(20,744)	$69,472
(1)

Eliminations reverse the proportional amounts of revenue for Joint venture FSRUs to reflect the consolidated revenues included in the consolidated income statement. The Partnership's share of the Joint venture FSRUs revenues is included in Equity in earnings (loss) of joint ventures on the consolidated income statement.

(2)	The financing lease revenues comprise about one-fourth of the total lease revenues for the three and six months ended June 30, 2022 and 2021.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

(3)

Payments made by the charterer directly to the tax authorities on behalf of the subsidiaries for advance collection of income taxes or final income tax is recorded as a component of total revenues and is disclosed separately in the consolidated statement of cash flows.

The Partnership’s risk and exposure related to uncertainty of revenues or cash flows related to its long-term time charter contracts primarily relate to the credit risk associated with the individual charterers. Payments are due under time charter contracts regardless of the demand for the charterers’ gas output or the utilization of the FSRU.

The consolidated trade receivables, contract assets, contract liabilities and refund liabilities included in the table below exclude the balances for the Joint venture FSRUs. The Partnership’s share of net assets in the Joint venture FSRUs is recorded in the consolidated balance sheet using the equity method on the line Accumulated earnings in joint ventures.

The following table summarizes the allocation of consolidated receivables between lease and service components:

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2022	2021
Trade receivable for lease	$1,662	$5,260
Trade receivable for time charter services	9,516	5,953
Allowance for expected credit losses	(60)	(60)
Total trade receivable and amounts due from affiliates	$11,118	$11,153

For the three and six months ended June 30, 2022, there was no change in the allowance for expected credit losses. For the year ended December 31, 2021, there was no change in the allowance for expected credit losses.

The following tables summarize the consolidated contract assets, contract liabilities and refund liabilities to customers for the six months ended June 30, 2022 and for the year ended December 31, 2021:

	Services related
	Contract	Refund liability
(in thousands of U.S. dollars)	asset	to charters
Balance January 1, 2022	$663	$(3,976)
Additions	194	—
Reduction for receivables recorded	—	—
Balance June 30, 2022	$857	$(3,976)

	Services related
	Contract	Refund liability
(in thousands of U.S. dollars)	asset	to charters
Balance January 1, 2021	$261	$(891)
Additions	402	(2,746)
Reduction for receivables recorded	—	(339)
Balance December 31, 2021	$663	$(3,976)

Contract assets are reported in the consolidated balance sheet as a component of prepaid expenses and other receivables. Current and non-current contract liabilities are reported in the consolidated balance sheet as components of accrued liabilities and other payables and other long-term liabilities, respectively. Refund liabilities are reported in the consolidated balance sheet as a component of accrued liabilities and other payables.

The service-related contract asset reflected in the balance sheet relates to accrued revenue for reimbursable costs from charterers.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Refund liabilities to charterers include invoiced revenue to be refunded to charterers for estimated reimbursable costs that exceeded the actual cost incurred and for non-compliance with performance warranties in the time charter contracts that result in reduction of hire, liquidated damages or other performance related payments.

Net investment in financing lease:

The lease element of time charter hire for the PGN FSRU Lampung is recognized over the lease term using the effective interest rate method and is included in time charter revenues. The financing lease is reflected on the consolidated balance sheets as net investment in financing lease, a receivable, as follows:

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2022	2021
Minimum lease payments	$589,074	$589,074
Unguaranteed residual value	146,000	146,000
Unearned income	(440,345)	(440,345)
Initial direct cost, net	3,095	3,095
Net investment in financing lease at origination	297,824	297,824
Principal repayment and amortization	(31,093)	(28,440)
Allowance for credit loss	(96)	(96)
Net investment in financing lease at period end	266,635	269,288
Less: Current portion	(5,670)	(5,426)
Long term net investment in financing lease	$260,965	$263,862

Net investment in financing lease consists of:
Financing lease receivable	$218,016	$222,790
Unguaranteed residual value	48,619	46,498
Net investment in financing lease at period end	$266,635	$269,288

5. Financial income (expense), net

The components of financial income (expense), net are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands of U.S. dollars)	2022	2021	2022	2021
Interest income	$189	$98	$389	$231
Interest expense:
Interest expense	(4,701)	(5,023)	(9,295)	(10,079)
Amortization and gain (loss) on cash flow hedge	(121)	(57)	(222)	(102)
Commitment fees	—	(436)	—	(470)
Amortization of debt issuance cost	(487)	(4,119)	(988)	(4,642)
Total interest expense	(5,309)	(9,635)	(10,505)	(15,293)
Other items, net:
Foreign exchange gain (loss)	(25)	(3)	(53)	(23)
Bank charges, fees and other	(66)	(54)	(105)	(108)
Withholding tax on interest expense and other	(602)	(601)	(1,046)	(1,180)
Total other items, net	(693)	(658)	(1,204)	(1,311)
Total financial income (expense), net	$(5,813)	$(10,195)	$(11,320)	$(16,373)

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Interest income related to cash balances and interest accrued on the advances to the joint ventures for each of the three and six months ended June 30, 2022 and 2021. Interest expense includes interest related to the $85 million revolving credit facility from Höegh LNG, the Lampung facility and the $385 million facility.

6. Income tax

The Partnership is not subject to Marshall Islands corporate income taxes. The Partnership is subject to tax for earnings of its subsidiaries incorporated in Singapore, Indonesia, Cyprus, Jamaica and for certain Colombian source income. Income tax expense for the three months ended June 30, 2022 was $3.4 million, a decrease of $7.8 million compared to $11.2 million for the three months ended June 30, 2021. Income tax expense for the six months ended June 30, 2022 was $6.2 million, a decrease of $6.7 million compared to $12.9 million for the six months ended June 30, 2021. The main reason for the decrease in income taxes for the three and six months ended June 30, 2022 was an additional tax expense of $2.7 million in current taxes and an increase in uncertain tax position of $7.9 million recorded in 2021 due to the completion of a tax audit related to 2019 in Indonesia. However, deferred taxes for three and six months ended June 30, 2022 had an additional one-off tax expense of $0.8 million compared to 2021 due to change in tax status from a tonnage tax regime to normal corporate income tax regime in Cyprus for the Höegh Gallant when the vessel started operating as an FSRU.

In late June 2021, the tax audit for the Indonesian subsidiary’s 2019 tax return was completed. The main finding was that an internal promissory note for tax purposes was characterized as equity instead of debt such that 100% of the accrued interest was disallowed for tax deduction. The Partnership and its Indonesian subsidiary disagree with the conclusion of the tax audit and the Indonesian subsidiary filed an Objection Request with the Central Jakarta Regional Tax Office on September 24, 2021. The audit findings result in an increase in current tax expense for an additional amount due for 2019 and an increase in the uncertain tax position for the open years that remain subject to a potential tax audit in Indonesia. The as-filed tax position for the open tax years was to take a tax deduction for the interest expense on the promissory note. The Partnership and its Indonesian subsidiary disagree with the conclusion from the tax audit to reclassify from debt to equity. However, the Partnership and its Indonesian subsidiary may not be successful in the appeal, and the additional tax for 2019 of $2.7 million including penalties was expensed and was paid in July 2021. Accordingly, the Indonesian subsidiary has recorded an increase in the tax provision, or liability, of accumulated $10.6 million for the potential future obligation to the tax authorities for a disallowed interest deduction compared with its position for the open years as of June 30, 2021.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. For the three and six months ended June 30, 2022, there were increases in uncertain tax positions of $0.5 million and $1.1 million, respectively. As of June 30, 2022, and December 31, 2021, the unrecognized tax benefits were $10.1 million and $9.0 million, respectively.

The charterer in Colombia pays certain taxes directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries that own and operate the Höegh Grace. The tax payments are a mechanism for advance collection of part of the income taxes for the Colombian subsidiary and a final income tax on Colombian source income for the non-Colombian subsidiary. The Partnership concluded these third-party payments to the tax authorities represent income taxes that must be accounted for under the guidance for income taxes. The amount of non-cash income tax expense was $0.3 million and $0.2 million for each of the three months ended June 30, 2022 and 2021, respectively. The amount of non-cash income tax expense was $0.5 million and $0.4 million for each of the six months ended June 30, 2022 and 2021, respectively.

7. Investments in joint ventures

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2022	2021
Accumulated earnings of joint ventures	$54,184	$35,708

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The Partnership has a 50% interest in each of SRV Joint Gas Ltd. (owner of the Neptune) and SRV Joint Gas Two Ltd. (owner of the Cape Ann). The following table presents the summarized financial information for 100% of the combined joint ventures on an aggregated basis.

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands of U.S. dollars)	2022	2021	2022	2021
Time charter revenues	$22,155	$20,571	$43,423	$41,488
Operating expenses	(5,896)	(3,608)	(10,381)	(7,351)
Depreciation and amortization	(5,132)	(5,132)	(10,265)	(10,268)
Operating income	11,127	11,831	22,777	23,869
Unrealized gain (loss) on derivative instruments	1,675	68	11,433	15,414
Other financial expense, net	(3,914)	(5,518)	(8,210)	(10,909)
Income (loss) before tax	8,888	6,381	26,000	28,374
Income tax expense	—	—	—	—
Net income (loss)	$8,888	$6,381	$26,000	$28,374
Share of joint ventures owned	50%	50%	50%	50%
Share of joint ventures net income (loss) before eliminations	4,444	3,190	13,000	14,187
Eliminations	76	77	154	154
Equity in earnings (losses) of joint ventures	$4,520	$3,267	$13,154	$14,341

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2022	2021
Cash and cash equivalents	$13,565	$15,013
Restricted cash	13,166	21,429
Other current assets	4,346	2,804
Total current assets	31,077	39,246
Restricted cash	13,158	13,111
Vessels, net of accumulated depreciation	471,981	478,861
Derivative instruments	8,422	1,453
Total long-term assets	493,561	493,425
Current portion of long-term debt	30,211	191,365
Amounts and loans due to owners and affiliates	1,436	1,113
Derivative instruments	9,917	14,065
Refund liabilities	1,436	1,920
Other current liabilities	8,077	8,460
Total current liabilities	51,077	216,923
Long-term debt	266,372	137,151
Loans due to owners and affiliates	20,405	15,022
Derivative instruments	35,618	47,320
Other long-term liabilities	28,854	30,593
Total long-term liabilities	351,249	230,086
Net assets (liabilities)	$122,312	$85,662
Share of joint ventures owned	50%	50%
Share of joint ventures net assets (liabilities) before eliminations	61,156	42,831
Eliminations	(6,972)	(7,123)
Accumulated earnings (losses) of joint ventures	$54,184	$35,708

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

8. Advances to joint ventures

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2022	2021
Long-term advances to joint ventures	$10,202	$7,511
Advances/shareholder loans to joint ventures	$10,202	$7,511

The Partnership had advances of $8.0 million and $6.6 million due from SRV Joint Gas Ltd. as of June 30, 2022 and December 31, 2021, respectively. The Partnership had advances of $2.2 million and $0.9 million due from SRV Joint Gas Two Ltd. as June 30, 2022 and December 31, 2021, respectively.

The advances consist of shareholder loans where the principal amounts, including accrued interest, are repaid based on available cash after servicing of long-term bank debt. The shareholder loans were amended during the fourth quarter of 2021 and in January 2022 to extend the maturity and increase the loan amount by $2.3 million in the aggregate. In addition, accrued interests of $0.4 million for the six months ended June 30, 2022 is included in the outstanding balance of shareholder loans as of June 30, 2022. The shareholder loans are due no later than the 20th anniversary of the delivery date of each FSRU. The Neptune and the Cape Ann were delivered on November 30, 2009 and June 1, 2010, respectively. Accoringly, the outstanding balances on the shareholder loans are classified as non-current portion of advances to joint ventures as of June 30, 2022.

The shareholder loans are subordinated to long-term bank debt. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. The shareholder loans bear interest at a fixed rate of 8.0% per year. The other joint venture partners have, on a combined basis, an equal amount of shareholder loans outstanding at the same terms to each of the joint ventures.

The joint ventures repaid the original principal of all shareholder loans during 2016. On November 30, 2021, the SRV Joint Gas Ltd, closed the refinancing of the Neptune debt facility (the “New Neptune Facility”) and on June 1, 2022, the SRV Joint Gas Two Ltd, completed the refinancing of the Cape Ann facility (the “New Cape Ann Facility”). The difference in the loan amount of the New Neptune Facility and the New Cape Ann Facility and the original facilities secured by the Neptune and the Cape Ann, was mainly financed by cash held by SRV Joint Gas Ltd and SRV Joint Gas Two Ltd and subordinated loans from the shareholders, including a new subordinated shareholder loan from the Partnership to each of the joint ventuers. As of June 30, 2022, and December 31, 2021, the outstanding balances consist of accrued interest on the subordinated shareholder loans.

As of September 30, 2017, the joint ventures suspended payments on the shareholder loans pending the outcome of the boil-off claim, which was settled in December 2020. The suspension of payments on the shareholder loans is currently being re-evaluated. Based on the final settlement of the boil-off claim made in December 2020, in addition to meeting certain conditions for making distributions as described below, the outstanding balances on the shareholder loans due from SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. have been classified as non-current as of June 30, 2022. Refer to note 14 under “Joint ventures boil-off settlement.” The advances, including accrued interest, can be repaid based on available cash after servicing of long-term bank debt. There are no financial covenants in the joint ventures’ bank debt facilities, but certain other covenants and restrictions apply. Certain conditions apply to making distributions for the shareholder loans or dividends, including meeting a 1.20 historical and projected debt service coverage ratio. As of June 30, 2022, SRV Joint Gas Ltd did not meet the historical debt service coverage ratio but did meet the projected debt service coverage ratio. SRV Joint Gas Two Ltd met neither the historical nor the projected debt service coverage ratio. As a result, none of the joint ventures qualify for making payments on the shareholder loans or other distributions.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

9. Long-term debt

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2022	2021
Lampung facility:
Export credit tranche	$56,285	$64,437
FSRU tranche	9,577	14,688
$385 million facility:
Commercial tranche	202,309	211,774
Export credit tranche	34,500	37,833
Revolving credit tranche	63,050	63,050
Outstanding principal	365,721	391,782
Lampung facility unamortized debt issuance cost	(2,195)	(2,751)
$385 million facility unamortized debt issuance costs	(2,528)	(2,959)
Total debt	360,998	386,072
Less: Current portion of long-term debt	(43,747)	(46,385)
Long-term debt	$317,251	$339,687

Lampung facility

In September 2013, PT Höegh (the “Borrower”) entered into a secured $299 million term loan facility (as amended, the “Lampung facility”) with a syndicate of banks and an export credit agency for the purpose of financing a portion of the construction of the PGN FSRU Lampung and the Mooring. On December 24, 2021, the commercial tranche’s outstanding amount of $15.5 million was refinanced in full and the Lampung facility was amended and restated. The Partnership is the guarantor for the Lampung facility. The term loan facility includes the commercial tranche, also referred to as the FSRU tranche, and the export credit tranche. The interest rates vary by tranche.

The refinanced FSRU tranche has an interest rate of three months LIBOR plus a margin of 3.75%. The interest rate for the export credit tranche is three months LIBOR plus a margin of 2.3%. The refinanced FSRU tranche and the export credit tranche are repayable and will amortize with equal quarterly installments to zero by June 2026, subject to a cash sweep mechanism.

The primary financial covenants under the Lampung facility are as follows:

●	Borrower must maintain a minimum debt service coverage ratio of 1.10 to 1.00 for the preceding nine-month period tested on each quarterly repayment date;
●	The Partnership’s consolidated book equity must be greater than the higher of (i) $200 million and (ii) 25% of total assets; and
●	The Partnership’s consolidated working capital (current assets, excluding marked-to-market value of any financial derivative, less current liabilities, excluding marked-to-market value of any financial derivative and the current portion of interest-bearing debt) shall at all times be greater than zero
●	The Partnership’s consolidated free liquid assets (cash and cash equivalents or available draws on credit facilities) must equal or exceed the higher of;
◾	$15 million, and
◾	$2.5 million multiplied by the number of vessels owned or leased by the Partnership (prorated for partial ownership), subject to a cap of $20 million

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The refinanced Lampung facility includes certain restrictions on the use of cash generated by PGN FSRU Lampung as well as a cash sweep mechanism. Until the pending arbitration with the charterer of the PGN FSRU Lampung has been terminated, cancelled or favorably resolved, no shareholder loans may be serviced and no dividends may be paid to the Partnership by the Borrower under the Lampung facility. Furthermore, each quarter, 50% of the PGN FSRU Lampung’s generated cash flow after debt service must be applied to pre-pay outstanding loan amounts under the refinanced Lampung facility, applied pro rata across the FSRU and export tranches. The remaining 50% will be retained by the Borrower and pledged in favor of the lenders until the pending arbitration with the charterer of the PGN FSRU Lampung has been terminated, cancelled or favorably resolved. As a consequence, no cash flow from the PGN FSRU Lampung will be available for the Partnership until the pending arbitration has been terminated, cancelled or favorably resolved. This limitation does not prohibit the Partnership from paying distributions to preferred and common unitholders.

In addition, a security maintenance ratio based on the aggregate market value of the PGN FSRU Lampung and any additional security must be at least 120% of the aggregate outstanding loan balance.

As of June 30, 2022, the Borrower and the guarantor were in compliance with the financial covenants.

All project agreements and guarantees are assigned to the bank syndicate and the export credit agent and all cash accounts and the shares in PT Höegh and Höegh Lampung are pledged in favor of the bank syndicate and the export credit agent.

The Lampung facility requires cash reserves that are held for specifically designated uses, including working capital, operations and maintenance and debt service reserves. Distributions are subject to “waterfall” provisions that allocate revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) with the remaining cash being distributable only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical debt service coverage ratio, no default or event of default then continuing or resulting from such distribution and the guarantor not being in breach of the financial covenants applicable to it. The Lampung facility limits, among other things, the ability of the Borrower to change its business, sell or grant liens on its property including the PGN FSRU Lampung, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions, enter into intercompany transactions and make distributions.

$385 million facility

On January 29, 2019, the Partnership entered into a loan agreement with a syndicate of banks to refinance the outstanding balances of the Gallant/Grace facility. Höegh LNG Partners LP is the borrower (the “Borrower”) for the senior secured term loan and revolving credit facility (the “$385 million facility”). The aggregate borrowing capacity is $320 million on the senior secured term loan and $63 million on the revolving credit tranche. Hoegh LNG Cyprus Limited, which owns the Höegh Gallant, and Höegh LNG FSRU IV Ltd., the owner of the Höegh Grace (collectively, the "Vessel Owners"), and Höegh LNG Colombia S.A.S., are guarantors for the facility (collectively, the “guarantors”). The facility is secured by, among other things, a first priority mortgage of the Höegh Gallant and the Höegh Grace, an assignment of the Hoegh LNG Cyprus Limited’s, Höegh LNG FSRU IV Ltd.’s, Höegh LNG Colombia S.A.S.’s rights under their respective time charters and earnings and a pledge of the Borrower’s and Guarantor’s cash accounts. The Partnership and its subsidiaries have provided a pledge of shares in Hoegh LNG Cyprus Limited, Höegh LNG FSRU IV Ltd. and Höegh LNG Colombia S.A.S.

The senior secured term loan related to the $385 million facility includes a commercial tranche and the export credit tranche. Each tranche is divided into two term loans for each of the Höegh Gallant and the Höegh Grace.

On January 31, 2019, the Partnership drew $320 million under the commercial and the export credit tranches on the $385 million facility to settle $303.2 million and $1.6 million of the outstanding balance and accrued interest, respectively, on the Gallant/Grace facility and used proceeds of $5.5 million to pay arrangement fees due under the $385 million facility. The remaining proceeds of $9.6 million were used for general partnership purposes. On August 12, 2019, the Partnership drew $48.3 million under the revolving credit tranche of the $385 million facility, of which $34.0 million was used to repay part of the outstanding balance on the $85 million revolving credit facility due to Höegh LNG. There were no draws during the year ended December 31, 2020. On September 3, 2021 the Partnership drew the remaining $14.7 million available on the $63 million revolving credit tranche of the $385 million facility.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The commercial tranche and the revolving credit tranche related to the $385 million facility have an interest rate of LIBOR plus a margin of 2.30%. The commitment fee on the undrawn portion of the revolving credit tranche is approximately 1.6%. The interest rate for the export credit tranche related to the $385 million facility have fixed interest rates and guarantee commissions of 3.98% and 3.88% on the term loans related to the Höegh Gallant and the Höegh Grace, respectively. The commercial tranche is repayable quarterly with a final balloon payment of $136.1 million due in January 2026. The term loans for export credit tranche related to the Höegh Gallant and the Höegh Grace are repayable in quarterly installments with the final payments in October 2026 and April 2028, respectively, assuming the balloon payments of the commercial tranches are refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the total outstanding balance on both the terms loans of the export credit tranche of $9.5 million upon maturity of the commercial tranche. Any outstanding balance on the revolving credit facility is due in full in January 2026.

The primary financial covenants under the $385 million facility are as follows:

● The Partnership must maintain

o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of

◾ 25% of total assets, and

◾ $150 million

o

Consolidated working capital (current assets, excluding intercompany receivables and marked-to-market value of any financial derivative, less current liabilities, excluding intercompany payables, marked-to-market value of any financial derivative and the current portion of long-term debt) shall at all times be greater than zero

o	Minimum liquidity (cash and cash equivalents and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of

◾ $15 million, and

◾ $2.5 million multiplied by the number of vessels owned or leased by the Partnership (prorated for partial ownership), subject to a cap of $20 million

● The Vessel Owners must maintain a ratio of combined EBITDA to debt service (principal repayments, guarantee commission, commitment fees and interest expense) for the preceding twelve months of a minimum of 115%

In addition, a security maintenance ratio based on the aggregate market value of the Höegh Gallant, the Höegh Grace and any additional security must be at least 125% of the aggregate outstanding loan balance.

As of June 30, 2022, the Borrower and the Vessel Owners were in compliance with the financial covenants.

If the security maintenance ratio is not maintained, the relevant Borrower has 30 days to provide more security or to repay part of the loan to be in compliance with the ratio no later than 30 days after notice from the lenders.

The $385 million facility provides that if, by January 2024, a charter with a specified rate and backlog has not been obtained for the Höegh Gallant, the revolving credit tranche will be cancelled and early quarterly repayments will be due under the commercial tranche and the export credit tranche. The lenders under the facility have agreed that, provided the NFE Charter remains in effect on such date, it will satisfy the requirement of this provision and no cancellation or repayment will be required.

Under the $385 million facility, cash accounts are freely available for the use of the Borrower and the guarantors, unless there is an event of default. Events of default include, among other things, change of control of Höegh LNG or of the Partnership due to the failure of Höegh LNG to own at least 25% of the Partnership’s common units. Cash can be distributed as dividends or to service loans

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

of owners and affiliates provided that after the distribution the Borrower and the guarantors would remain in compliance with the financial covenants. The $385 million facility limits, among other things, the ability of the Borrower and the guarantors to change their business, grant liens on the Höegh Gallant or the Höegh Grace, incur additional indebtedness that is not at pari passu with the $385 million facility, enter into intercompany debt that is not subordinated to the $385 million facility and for the Vessel Owners to make investments or acquisitions.

The $385 million facility identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of the Höegh Gallant or the Höegh Grace. The facility contains events of default such as:

●	failure to repay principal and interest;
●	failure to comply with the financial or insurance covenants;
●	inaccuracy of representations;
●	cross-default to other indebtedness held by the Partnership or any its subsidiaries;
●	bankruptcy and other insolvency events for the Partnership or the Guarantors;
●	occurrence of certain litigation events for the Partnership or the Guarantors;
●	expiration or termination of time charter contracts without replacement contracts meeting certain criteria; and
●	change of control of Höegh LNG or the Partnership due to the failure of Höegh LNG to own at least 25% of our common units.

10. Accrued liabilities and payables

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2022	2021
Accrued operating and administrative expenses	$6,040	$4,909
Accrued interest	2,335	2,382
Current tax payable	1,744	1,315
Current portion of provision for tax uncertainty (note 6)	5,198	2,603
Refund liabilities (note 4)	3,976	3,976
Lease liability	43	63
Other accruals and payables	3,959	857
Total accrued liabilities and other payables	$23,295	$16,105

Increase in “Other accruals and payables”is mainly related to higher activity from management and board relating to the proposed merger transaction.

11. Related party transactions

Income (expenses) from related parties

As described in Related party agreements below, subsidiaries of Höegh LNG have provided the administrative services to the Partnership and ship management and/or technical support services for the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace as well as leasing the Höegh Gallant. Historically, the service providers for ship management have accounted for the purchases of consumables, spare parts and third party services and subsequently invoiced or re-charged these costs to the vessel owning entities. On April 1, 2021, a new integrated accounting system was implemented by the Höegh LNG group. To improve efficiency, third party

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

invoices for consumables, spare parts and third party services are recorded directly to the accounts of the entities owning the Höegh Gallant and the Höegh Grace. As a result, these costs are no longer regarded as related party expenses which has reduced the Vessel operating expenses for the six months ended June 30, 2022 compared with the same period of 2021.

Related party amounts included in the consolidated statements of income for the three and six months ended June 30, 2022 and 2021 or in the consolidated balance sheets as of June 30, 2022 and December 31, 2021 are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands of U.S. dollars)	2022	2021	2022	2021
Revenues
Time charter revenue Höegh Gallant (1)	$4,009	$10,831	$14,133	$21,543
Operating expenses
Vessel operating expenses (2)	(2,902)	(3,118)	(6,084)	(8,249)
Hours, travel expense and overhead (3) and Board of Directors’ fees (4)	(1,019)	(1,166)	(2,447)	(2,362)
Financial (income) expense
Interest income from joint ventures (5)	191	50	356	133
Interest expense and commitment fees to Höegh LNG (6)	(311)	(232)	(570)	(427)
Total	$(32)	$6,365	$5,388	$10,638

	As of
Balance sheet	June 30,	December 31,
(in thousands of U.S. dollars)	2022	2021
Equity
Contribution from Höegh LNG (7)	$3,027	$315
Issuance of units for Board of Directors’ fees (4)	—	211
Other and contribution from owner (8)	—	8
Total	$3,027	$534
1)

Time charter revenue Höegh Gallant: Subsidiaries of Höegh LNG leased the Höegh Gallant until commencement of the NFE Charter. On April 30, 2020, the Partnership entered into a lease and maintenance agreement with another subsidiary of Höegh LNG for the time charter of the Höegh Gallant (the “Suspended Gallant Charter”). On September 23, 2021, the Partnership entered into the NFE Charter with subsidiaries of New Fortress to charter the Höegh Gallant primarily for FSRU operations for a period of ten years, with FSRU operations commencing on March 20, 2022. From November 26, 2021 until the FSRU operations commenced, New Fortress chartered the vessel for LNG carrier operations. The Partnership also entered into the Suspension and Make-Whole Agreements, pursuant to which Höegh LNG’s subsidiary will compensate the Partnership monthly for the difference between the charter rate earned under the NFE Charter and the charter rate earned under the Suspended Gallant Charter with the addition of a modest increase until July 31, 2025, the original expiration date of the Suspended Gallant Charter.

2)	Vessel operating expenses: Subsidiaries of Höegh LNG provide ship management of vessels, including crews and the provision of all other services and supplies.
3)

Hours, travel expenses and overhead: Subsidiaries of Höegh LNG provide management, accounting, bookkeeping and administrative support under administrative service agreements. These services are charged based upon the actual hours incurred for each individual as registered in the time-write system based on a rate which includes a provision for overhead and any associated travel expenses.

4)

Board of Directors’ fees: Board of Directors' fees were $347 and $293 for the six months ended June 30, 2022 and 2021, respectively. Part of the compensation is awarded as common units of the Partnership. Effective June 7, 2021, a total of 11,960 common units were awarded to non-employee directors as compensation of $203 for part of directors’ fees for 2021 under the Höegh LNG Partners LP Long Term Incentive Plan.

5)

Interest income from joint ventures: The Partnership and its joint venture partners have provided subordinated financing to the joint ventures as shareholder loans. Interest income for the Partnership’s shareholder loans to the joint ventures is recorded as interest income.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

6)

Interest expense to Höegh LNG and affiliates: Höegh LNG and its affiliates provided an $85 million revolving credit facility for general partnership purposes. The Partnership incurred interest expense on the drawn balance.

7)

Cash and non-cash contribution from/distribution to Höegh LNG: As described under “Indemnifications” below, Höegh LNG made indemnification payments to the Partnership or received refunds of indemnification from the Partnership which were recorded as contributions or distributions to equity. Also, as described under “Indemnifications” below, the Partnership has been indemnified by Höegh LNG for its share of the joint ventures performance claims by reduction of its outstanding balance on the $85 million revolving credit facility and these reductions which were recorded as contributions or distributions to equity have a non-cash effect.

8)

Other and contribution from owner: Höegh LNG granted share-based incentives to certain key employees whose services benefit the Partnership. Related expenses are recorded as administrative expenses and as a contribution from owner since the Partnership is not invoiced for this employee benefit. Effective March 26, 2020, March 21, 2019 and September 14, 2018, the Partnership granted or extended the terms for 8,100, 10,917 and 28,018 phantom units, respectively, to the former Chief Executive Officer and Chief Financial Officer of the Partnership. Related expenses are recorded over the vesting period as an administrative expense and as an increase in equity. On August 6, 2020, the Partnership announced that the Partnership's former Chief Executive Officer and Chief Financial Officer resigned which resulted in 15,378 of the phantom units not vesting, resulting in a reduction in administrative expense and equity for the forfeited units. The remaining unvested phantom units vested in November 2021. There are no unvested phantom units as of June 30, 2022, and December 31, 2021.

Dividends to Höegh LNG: The Partnership has declared and paid quarterly distributions totaling $0.3 million and $14.5 million to Höegh LNG for the six months ended June 30, 2022 and 2021, respectively.

Receivables and payables from related parties

Amounts due from affiliates

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2022	2021
Amounts due from affiliates	$3,530	$7,500

The amount due from affiliates relates to a receivable for time charter hire from subsidiaries of Höegh LNG for the Höegh Gallant and prefunding for intercompany services. The time charter hire is due 18 days from the receipt of the invoice. Time charter hire is invoiced at the end of the month in arrears.

Amounts due to owners and affiliates

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2022	2021
Amounts due to owners and affiliates	$1,778	$3,655

As of June 30, 2022, and December 31, 2021, amounts due to owners and affiliates principally relate to trade payables for services provided by subsidiaries of Höegh LNG.

Revolving credit facility due to owners and affiliates

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2022	2021
Revolving credit facility due to owners and affiliates - current portion	$24,545	$—
Revolving credit facility due to owners and affiliates - non-current portion	$—	$24,942

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

In August 2014, upon the closing of the IPO, the Partnership entered into an $85 million revolving credit facility with Höegh LNG, to be used to fund acquisitions and working capital requirements of the Partnership. The credit facility is unsecured and was repayable on January 1, 2020. On May 28, 2019, the repayment date on the $85 million revolving credit facility was extended to January 1, 2023 and the terms amended for the interest rate to be LIBOR plus a margin of 1.4% in 2019, 3.0% in 2020 and 4.0% thereafter. On April 8, and December 11, 2020, the Partnership was indemnified by Höegh LNG for its share of the joint ventures’ boil-off settlement payments by a reduction of $8.6 million and $3.3 million, respectively, on its outstanding balance on the revolving credit facility. On March 12, 2021, the Partnership was indemnified by Höegh LNG for its share of the joint ventures’ performance claims for the year ended December 31, 2020, by a reduction of $0.3 million on its outstanding balance on the $85 million revolving credit facility. On May 7, 2021, the Partnership drew $6.0 million on the $85 million revolving credit facility. On January 3, 2022, the Partnership was indemnified by Höegh LNG for its share of the joint ventures’ performance claims for the year ended December 31, 2021, by a reduction of $0.4 million on its outstanding balance on the $85 million revolving credit facility.

The Partnership has received notice from Höegh LNG that it will not extend the $85 million revolving credit facility when it matures on January 1, 2023, and that it will have very limited capacity to extend any additional advances to the Partnership beyond what is currently drawn under such facility. Also, further drawdowns on the $85 million revolving credit facility may be subject to Höegh LNG’s consent because of the Notice of Arbitration (“NOA”) received from the charterer of PGN FSRU Lampung on August 2, 2021.

Related party agreements

In connection with the IPO the Partnership entered into several agreements including:

(i)	An $85 million revolving credit facility with Höegh LNG, which was undrawn at the closing of the IPO;
(ii)	An omnibus agreement with Höegh LNG, the general partner, and Höegh LNG Partners Operating LLC (the “operating company”) governing, among other things:
a.	To what extent the Partnership and Höegh LNG may compete with each other;
b.	The Partnership’s rights of first offer on certain FSRUs and LNG carriers operating under charters of five or more years (“Five-Year Vessels”); and
c.	Höegh LNG’s provision of certain indemnities to the Partnership.

Following the consummation of an amalgamation by Höegh LNG that closed in May 2021, some provisions of the omnibus agreement entered into in connection with the IPO terminated in accordance with their terms, including (i) the prohibition on Höegh LNG from acquiring, owning, operating or chartering any Five-Year Vessels, (ii) the prohibition on us from acquiring, owning, operating or chartering any non-Five-Year Vessels, and (iii) the rights of first offer associated with those rights.

Existing agreements remained in place following the IPO for provision of certain services to the Partnership’s vessel owning joint ventures or entity, of which the material agreements are as follows:

●	The joint ventures are parties to ship management agreements with Höegh LNG Fleet Management AS (“Höegh LNG Management”) pursuant to which Höegh LNG Management provides the joint ventures with technical and maritime management and crewing of the Neptune and the Cape Ann, and Höegh LNG AS (“Höegh Norway”) is a party to a sub-technical support agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides technical support services with respect to the PGN FSRU Lampung; and
●	The joint ventures are parties to commercial and administration management agreements with Höegh Norway, and PT Hoegh LNG Lampung is a party to a technical information and services agreement with Höegh Norway.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Subsequent to the IPO, the Partnership has acquired vessel owning entities. Existing agreements remained in place following the acquisition for the time charter of the Höegh Gallant and receipt of certain services, of which the material agreements are as follows:

●	Hoegh LNG Cyprus Limited acting through its Egyptian Branch had a Lease and Maintenance Agreement (the “time charter”) with EgyptCo for the lease and maintenance of the Höegh Gallant and the provision of crew and certain ship management services for a combined daily hire rate. The time charter started in April 2015 and expired in April 2020;
●	On April 30, 2020, the Partnership entered into the Suspended Gallant Charter with a subsidiary of Höegh LNG for the time charter of the Höegh Gallant and the provision of crew and certain ship management services for use as either an FSRU or an LNG carrier for a combined daily hire rate. The terms of the agreement were approved by the Partnership’s board of directors and the conflicts committee. The Suspended Gallant Charter commenced on May 1, 2020 and expired March 2022, when the NFE Charter commenced.
●	Hoegh LNG Cyprus Limited was party to a ship management agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides the technical management of the Höegh Gallant, and Hoegh LNG Maritime Management Pte. Ltd. (“Höegh Maritime Management”) is a party to a secondment agreement, as amended, with Hoegh LNG Cyprus Limited pursuant to which Höegh Maritime Management provides qualified crew for the Höegh Gallant. These two agreements were suspended by mutual consent in connection with the commencement of the NFE Charter.
●	Hoegh LNG Cyprus Limited is party to a management agreement with Höegh Norway, pursuant to which Höegh Norway provides administrative, commercial and technical management services, each as instructed from time to time by Hoegh LNG Cyprus Limited; and
●	On December 22, 2021, the Partnership has also entered into an agreement to suspend the Suspended Gallant Charter, with effect from the commencement of the NFE Charter, and a make-whole agreement (together, the “Suspension and Make-Whole Agreements”) pursuant to which Höegh LNG’s subsidiary will compensate the Partnership monthly for the difference between the charter rate earned under the NFE Charter and the charter rate earned under the Suspended Gallant Charter with the addition of a modest increase until July 31, 2025, the original expiration date of the Suspended Gallant Charter.

In connection with the commencement of the Höegh Gallant under the NFE Charter in March 2022, Höegh LNG Jamaica Ltd. has entered into several agreements with affiliates of Höegh LNG to provide services related to the Höegh Gallant:

●	a ship management agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides the technical management of the Höegh Gallant;
●	a commercial consulting agreement with Höegh Norway to provide support related to certain commercial admisintrative services, project execution services and commercial operations services;
●	a crew recruitment consulting services agreement with Höegh Maritime Management to provide professional consulting services in connection with recruitment of crew and other employees; and
●	an agreement for provision of professional payment services with Höegh Maritime Management to provide services in connection with the payment of monthly salaries to the crew and employees working on the vessel.

Existing agreements remained in place for the time charter of the Höegh Grace following the acquisition and receipt of certain services, of which the material agreements are as follows:

●	a ship management agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides technical and maritime management services;
●	a manning agreement with Höegh Fleet Services Philippines Inc. to recruit and engage crew for the vessel;

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

●	a technical services agreement with Höegh Norway to provide technical services for the vessel;
●	a management consulting agreement with Höegh Norway to provide support related to certain management activities;
●	a crew recruitment consulting services agreement with Höegh Maritime Management to provide professional consulting services in connection with recruitment of crew and other employees;
●	an agreement for provision of professional payment services with Höegh Maritime Management to provide services in connection with the payment of monthly salaries to the crew and employees working on the vessel; and
●	a spare parts procurement and insurance services agreement with Höegh LNG Management to arrange for the supply of spare parts and the insurance coverage for the vessel.

In December 2019, the Partnership and the operating company entered into an administrative services agreement with Höegh Norway, pursuant to which Höegh Norway provides certain administrative services to the Partnership.

Following the consummation of an amalgamation by Höegh LNG that closed in May, 2021, some provisions of the omnibus agreement entered into in connection with our IPO terminated in accordance with their terms.

Indemnifications

Under the omnibus agreement Höegh LNG agreed to indemnify the Partnership for, among other items, losses related to certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold. Pursuant to a letter agreement dated August 12, 2015, Höegh LNG confirmed that the indemnification provisions of the omnibus agreement include indemnification for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow from PT Hoegh LNG Lampung and interest and penalties associated with any non-timely Indonesian tax filings related to the ownership or operation of the PGN FSRU Lampung and the Mooring whether incurred (i) prior to the closing date of the IPO, (ii) after the closing date of the IPO to the extent such taxes, interest, penalties or related impact on cash flows relate to periods of ownership or operation of the PGN FSRU Lampung and the Mooring and are not subject to prior indemnification payments or deemed reimbursable by the charterer under its audit of the taxes related to the PGN FSRU Lampung time charter for periods up to and including June 30, 2015, or (iii) after June 30, 2015 to the extent withholding taxes exceed the minimum amount of withholding tax due under Indonesian tax regulations due to lack of documentation or untimely withholding tax filings.

No indemnification claims were filed or received for the three or six months ended June 30, 2022 and 2021.

Under the contribution, purchase and sale agreement entered into with respect to the purchase of the Höegh Gallant entities, Höegh LNG will indemnify the Partnership for, among other items:

1.	losses from breach of warranty;
2.	losses related to certain tax liabilities attributable to the operation of the Höegh Gallant prior to the closing date; and
3.	any recurring non-budgeted costs owed to Höegh LNG Management with respect to payroll taxes.

No indemnification claims were filed or received for the three or six months ended June 30, 2022 and 2021.

During the fourth quarter of 2021, the Höegh Gallant was modified and prepared for performance under the NFE Charter, and incurred expenditures of $4.9 million during the fourth quarter of 2021, of which $3.5 million was recorded as operating expenses and $1.4 million was capitalized under Vessel, net of accumulated depreciation on the consolidated balance sheet. Pursuant to the Suspension and Make-Whole-Agreements, the Partnership received $2.6 million at the end of February 2022 as indemnification payments for 50% the amount of expenditures incurred in the fourth quarter of 2021. The indemnification has been recorded as a

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

contribution to equity. Additional expenditures for the Höegh Gallant of $1.1 million have been incurred during first and second quarter of 2022 of which all has been expensed and recorded as operating expenses as of June 30, 2022. Pursuant to the Suspension and Make-Whole-Agreements, the Partnership expects to receive indemnification payments for 50% of the amount of expenditures incurred in the first and second quarter of 2022 during the second half of 2022.

Under the contribution, purchase and sale agreements entered into with respect to the acquisitions of the 51% and 49% ownership interests in the Höegh Grace entities, Höegh LNG will indemnify the Partnership for, among other items:

1.	losses from breach of warranty;
2.	losses related to certain environmental liabilities, damages or repair costs and tax liabilities attributable to the operation of the Höegh Grace prior to the closing date; and
3.

any recurring non-budgeted costs owed to tax authorities with respect to payroll taxes, taxes related to social security payments, corporate income taxes (including income tax for equality and surcharge on income tax for equality), withholding tax, port associations, local Cartagena tax, and financial transaction tax, including any penalties associated with taxes to the extent not reimbursed by the charterer.

No indemnification claims were filed or received for the three or six months ended June 30, 2022 and 2021.

On September 27, 2017, the Partnership entered into an indemnification agreement with Höegh LNG with respect to the boil-off claims under the Neptune and Cape Ann time charters, pursuant to which Höegh LNG will, among other things, indemnify the Partnership for its share of any losses and expenses related to or arising from the failure of either Neptune or Cape Ann to meet the performance standards related to the daily boil-off of LNG under their respective time charters (including any cash impact that may result from any settlement with respect to such claims). For the year ended December 31, 2020, the Partnership was indemnified by Höegh LNG for its share of the joint-ventures boil-off settlement payments to its charter by a reduction of $11.9 million on its outstanding balance on the $85 million revolving credit facility from Höegh LNG. Indemnification payments and the non-cash settlements were recorded as contribution to equity and increases to equity respectively. On March 12, 2021, the Partnership was indemnified by Höegh LNG for its share of the joint ventures performance claims for the year ended December 31, 2020 by a reduction of $0.3 million in its outstanding balance on the $85 million revolving credit facility from Höegh LNG.

On January 3, 2022, the Partnership was indemnified by Höegh LNG for its share of the joint ventures’ performance claims related to 2021, by a reduction of $0.4 million on its outstanding balance on the $85 million revolving credit facility. No indemnification claims were made or received by the Partnership subsequent to January 3, 2022. Refer to note 14.

12. Financial instruments

Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the cash, cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Amounts due from (to) owners and affiliates – The fair value of the non-interest-bearing receivables or payables approximates their carrying amounts reported in the consolidated balance sheets since the receivables or payables are to be settled consistent with trade receivables and payables.

Derivative instruments – The fair values of the interest rate swaps are estimated based on the present value of cash flows over the term of the instruments based on the relevant LIBOR interest rate curves, adjusted for the subsidiary’s credit worthiness and the credit worthiness of the counterparty to the derivative.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Advances (shareholder loans) to joint ventures – The fair values of the fixed rate subordinated shareholder loans are estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the joint ventures.

Lampung and $385 million facilities – The fair values of the variable rate debt are estimated based on the present value of cash flows over the term of the instruments based on the estimated currently available margins and LIBOR interest rates as of the balance sheet date for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Revolving credit due to owners and affiliates – The fair value of the variable rate debt is estimated based on the present value of cash flows over the term of the instruments based on the estimated currently available margins and LIBOR interest rates as of the balance sheet date for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

The fair value estimates are categorized by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the financial instruments that are not accounted for at a fair value on a recurring basis. Trade payables and receivables for which the estimated fair values are equivalent to carrying values are not specified below.

		As of		As of
		June 30, 2022		December 31, 2021
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		Asset	Asset	Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)	(Liability)	(Liability)
Recurring:
Cash and cash equivalents	1	$42,395	42,395	42,519	$42,519
Restricted cash	1	17,510	17,510	19,401	19,401
Derivative instruments	2	1,801	1,801	(12,870)	(12,870)
Other:
Amounts due from affiliate	2	3,530	3,530	7,500	7,500
Advances (shareholder loans) to joint ventures	2	10,202	10,393	7,511	7,993
Current amounts due to owners and affiliates	2	(1,778)	(1,778)	(3,655)	(3,655)
Lampung facility	2	(63,667)	(66,047)	(76,374)	(79,253)
$385 million facility	2	(297,331)	(297,040)	(309,698)	(311,027)
Revolving credit facility due to owners and affiliates	2	$(24,545)	(24,065)	(24,942)	$(23,954)

Financing receivables and net investment in financing lease

The following table contains a summary of the class of financial asset, year of origination and the method by which the credit quality is monitored on a quarterly basis:

				As of
Class		Credit Quality		June 30,	December 31,
(in thousands of U.S. dollars)	Year	Indicator	Grade	2022	2021
Advances/shareholder loans to joint ventures	2006	Collection experience	Performing	$10,202	$7,511
Net investment in financing lease	2014	Credit Information	Performing	$266,634	$269,288

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The shareholder loans to joint ventures are classified as advances to joint ventures in the consolidated balance sheet. Refer to note 8.

For the three and six months ended June 30, 2022, there was no change in the allowance for expected credit losses. For the year ended December 31, 2021, there was no change in the allowance for expected credit losses. For the net investment in financing lease, the Partnership monitors quarterly actual credit losses, forecasts of LNG demand and changes in charterer or guarantor-specific publicly available financial and credit information in developing expected credit losses. The Partnership has never incurred actual credit losses related to the net investment in financing lease. The Partnership measures the allowance for credit losses for the net investment in financing lease using the probability of default and loss given default method.

13. Risk management, derivative instruments and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy.

Interest rate risk, derivative instruments and cash flow hedges

Cash flow hedging strategy

The Partnership is exposed to fluctuations in cash flows from floating interest rate exposure on its long-term debt used principally to finance its vessels. Interest rate swaps are used for the management of the floating interest rate risk exposure. The interest rate swaps have the effect of converting a portion of the outstanding debt from a floating to a fixed rate over the life of the interest rate swaps. Interest rate swaps exchange a receipt of floating interest for a payment of fixed interest which reduces the exposure to interest rate variability on the Partnership's outstanding floating-rate debt over the life of the interest rate swaps. As of June 30, 2022 and 2021, there were interest rate swap agreements related to the Lampung facility (“Lampung interest rate swaps”) and the commercial tranche of the $385 million facility (“$385 million interest rate swaps”) floating rate debt that are designated as cash flow hedges for accounting purposes.

As of June 30, 2022, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$56,994	$360	Sep 2026	2.800%
$385 million facility swaps (2)	LIBOR	$49,738	$157	Jan 2026	2.941%
$385 million facility swaps (2)	LIBOR	$49,738	$297	Oct 2025	2.838%
$385 million facility swaps (2)	LIBOR	$49,738	$446	Jan 2026	2.735%
$385 million facility swaps (2)	LIBOR	$49,738	$541	Jan 2026	2.650%
1)	Excludes the margins paid on the floating-rate debt.
2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly from the effective date of the interest rate swaps.

The Borrower under the Lampung facility entered five forward starting swap agreements with identical terms for a total notional amount of $237.1 million with an effective date of March 17, 2014. The swaps amortize over 12 years to match the outstanding balance of the Lampung facility and exchange 3-month USD LIBOR variable interest payments for fixed rate payments at 2.8%. The interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments on the Lampung facility. As of December 29, 2014, a prepayment of $7.9 million on the Lampung facility occurred which resulted in an amendment of the original interest rate swaps and the hedge was de-designated for accounting purposes. The other terms of the amended interest rate swaps did not change but the nominal amount of the interest rate swaps was reduced to match the outstanding debt. The amended interest rate swaps were re-designated as a cash flow hedge for accounting purposes.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

As of December 31, 2018, the Partnership had entered into forward starting interest rate swaps with a nominal amount of $130.0 million to hedge part of the interest rate risk on the floating element of the interest rate for the commercial tranches of the $385 million facility. The Partnership makes fixed payments of 2.941% and 2.838%, based on a nominal amount of $65.0 million for each, in exchange for floating payments. The interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments for $130.0 million of the commercial tranches of the $385 million facility which was expected to be drawn and was drawn on January 31, 2019. In February 2019, the Partnership entered into interest rate swaps related to the $385 million facility with a nominal amount of $127.7 million for which the Partnership makes fixed payments of 2.735% and 2.650% based on nominal amount of $63.8 million for each. The interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments for $127.7 million of the commercial tranches of the $385 million facility. The swaps amortize over approximately 7 years to match the outstanding balances of the commercial tranches of the $385 million facility until the maturity dates. The export credit tranches have a fixed interest rate and, therefore, no variability in cash flows as a result of changes in interest rates.

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the consolidated balance sheets. All derivatives are designated as cash flow hedging instruments.

Fair value of derivative instruments

	Current	Long-term	Current	Long-term
	assets:	assets:	liabilities:	liabilities:
	derivative	derivative	derivative	derivative
(in thousands of U.S. dollars)	instruments	instruments	instruments	instruments
As of June 30, 2022
Interest rate swaps	$563	$1,238	$—	$—
As of December 31, 2021
Interest rate swaps	$—	$—	$(5,239)	$(7,631)

The following effects of cash flow hedges relating to interest rate swaps are included in interest expense and income tax expense in the consolidated statements of income which are the same lines as the earnings effects of the hedged item for the three and six months ended June 30, 2022 and 2021.

Effect of cash flow hedge accounting on the consolidated statement of income

	Three months ended		Six months ended
	June 30, 2022		June 30, 2022
	Interest	Income tax	Interest	Income tax
(in thousands of U.S. dollars)	expense	benefit (expense)	expense	benefit (expense)
Gain (loss) on interest rate swaps in cash flow hedging relationships:
Reclassification from accumulated other comprehensive income included in hedge effectiveness	$(1,522)	$—	$(3,387)	$—
Amortization of amount excluded from hedge effectiveness	135	—	291	—
Reclassification discontinued hedge and initial fair value from accumulated other comprehensive income based on amortization approach	(256)	30	(512)	(93)
Total gains (losses) on derivative instruments	$(1,643)	$30	$(3,608)	$(93)

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Three months ended		Six months ended
	June 30, 2021		June 30, 2021
	Interest	Income tax	Interest	Income tax
(in thousands of U.S. dollars)	expense	benefit (expense)	expense	benefit (expense)
Gain (loss) on interest rate swaps in cash flow hedging relationships:
Reclassification from accumulated other comprehensive income included in hedge effectiveness	$(2,378)	$—	$(4,490)	$—
Amortization of amount excluded from hedge effectiveness	199	—	410	—
Reclassification discontinued hedge and initial fair value from accumulated other comprehensive income based on amortization approach	(256)	44	(512)	117
Total gains (losses) on derivative instruments	$(2,435)	$44	$(4,592)	$117

The effect of cash flow hedges relating to interest rate swaps and the related tax effects on other comprehensive income, changes in accumulated other comprehensive income (“OCI”) and on earnings is as follows as of and for the period ended June 30, 2022.

Effect of cash flow hedge accounting on accumulated other comprehensive income (OCI) and earnings

	Cash Flow Hedge
	Accumulated other comprehensive income			Earnings
	Before tax	Tax	Accumulated		Tax
	gains	benefit	OCI:	Interest	benefit
(in thousands of U.S. dollars)	(losses)	(expense)	Net of tax	expense	(expense)
Accumulated OCI as of December 31, 2021	$(15,426)	(273)	$(15,699)
Effective portion of unrealized loss on cash flow hedge	10,993	—	10,993
Reclassification from accumulated other comprehensive income included in hedge effectiveness	3,387	—	3,387	(3,387)	—
Reclassification discontinued hedge and initial fair value from accumulated other comprehensive income based on amortization approach	512	93	605	(512)	(93)
Other comprehensive income for period	14,892	93	14,985
Reclassification from accumulated other comprehensive income included in hedge effectiveness of joint ventures	5,322	—	5,322
Total other comprehensive income for period	20,214	93	20,307
Accumulated OCI as of June 30, 2022	$4,788	(180)	$4,608
Gain (loss) reclassified to earnings				$(3,899)	$(93)

On November 20, 2021, the SRV Joint Gas Ltd., the joint venture owning the Neptune, closed a refinancing of the Neptune facility. The interest rate swaps entered into under the previous Neptune facility were novated from the previous group of swap providers to the new lenders and restructured to match the refinanced Neptune facility’s loan amount and amortization plan, hence hedge accounting has been applied for SRV Joint Gas Ltd. as from the date of refinancing. The Partnership’s share of fair value changes for derivative instruments qualifying as cash flow hedges for SRV Joint Gas Ltd. which is accounted for under the equity accounting method is included in other comprehensive income.

On June 1, 2022, the SRV Joint Gas Two Ltd., the joint venture owning the Cape Ann, closed a refinancing of the Cape Ann facility. The interest rate swaps entered into under the previous Cape Ann facility were novated from the previous group of swap providers to the new lenders and restructured to match the refinanced Cape Ann facility’s loan amount and amortization plan, hence hedge accounting has been applied for SRV Joint Gas Two Ltd. as from the date of refinancing. The Partnership’s share of fair value changes for derivative instruments qualifying as cash flow hedges for SRV Joint Gas Two Ltd. which is accounted for under the equity accounting method is included in other comprehensive income.

The effect of cash flow hedges relating to interest rate swaps and the related tax effects on other comprehensive income, changes in accumulated other comprehensive income (“OCI”) and on earnings is as follows as of and for the period ended December 31, 2021.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Effect of cash flow hedge accounting on accumulated other comprehensive income (OCI) and earnings

	Cash Flow Hedge
	Accumulated other comprehensive income			Earnings
	Before tax	Tax	Accumulated		Tax
	gains	benefit	OCI:	Interest	benefit
(in thousands of U.S. dollars)	(losses)	(expense)	Net of tax	expense	(expense)
Accumulated OCI as of December 31, 2020	$(29,486)	(86)	$(29,572)
Effective portion of unrealized loss on cash flow hedge	2,365	—	2,365
Reclassification from accumulated other comprehensive income included in hedge effectiveness	4,490	—	4,490	(4,490)	—
Reclassification discontinued hedge and initial fair value from accumulated other comprehensive income based on amortization approach	512	(117)	395	(512)	106
Other comprehensive income for period	7,367	(117)	7,250
Accumulated OCI as of June 30, 2021	$(22,119)	(203)	$(22,322)
As of June 30, 2021	$(22,119)	(203)	$(22,322)
Gain (loss) reclassified to earnings				$(5,002)	$106
Other comprehensive income for the period from July 1, 2021 to December 31, 2021	6,512	(70)	6,442
Reclassification from accumulated other comprehensive income included in hedge effectiveness of joint ventures for the period from July 1, 2021 to December 31, 2021	181	—	181
Accumulated OCI as of December 31, 2021	$(15,426)	(273)	$(15,699)

As of June 30, 2022, the estimated amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months is $0.8 million for amortization of accumulated other comprehensive income.

Foreign exchange risk

All financing, interest expenses from financing and most of the Partnership’s revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the six months ended June 30, 2022 and the year ended December 31, 2021, no derivative instruments have been used to manage foreign exchange risk.

Credit risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables, amounts due from affiliates, net investment in financing lease and interest rate swap agreements. Further, the Partnership has future exposure for Höegh LNG's ability to make payments to the Partnership for the technical modifications of the vessels and any prospective boil-off claims or other direct impacts of the boil-off settlement agreement. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ or counterparty's financial condition. PGN guarantees PGN LNG’s obligations under the PGN FSRU Lampung time charter. Höegh LNG provides a guarantee for its subsidiary's payment obligations under the Subsequent Charter. NFE Atlantic Holdings LLC, a subsidiary of New Fortress, guarantees the performance of the charterer under the NFE Charter, subject to a cap on its total liability. Refer to note 12 for a discussion of the allowance for expected credit loss.

Concentrations of risk

Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables, amounts due from affiliates and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership does not have a policy of

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are three charterers so there is a concentration of risk related to trade receivables. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charters for the PGN FSRU Lampung, the Höegh Gallant or the Höegh Grace terminate prematurely, or the option to acquire the PGN FSRU Lampung be exercised, there could be delays in obtaining new time charters and the hire rates could be lower depending upon the prevailing market conditions.

14. Commitments and contingencies

Contractual commitments

As of June 30, 2022, the Partnership has no material commitments for capital expenditures. However, during the fourth quarter of 2021, the Höegh Gallant was modified and prepared for performance under the NFE Charter, and incurred expenditures of $4.9 million during the fourth quarter of 2021, of which $3.5 million was recorded as operating expenses and $1.4 million was capitalized under Vessel, net of accumulated depreciation on the consolidated balance sheet. Pursuant to the Suspension and Make-Whole-Agreements, the Partnership received at the end of February 2022 indemnification payments for 50% of the amount of expenditures incurred in the fourth quarter of 2021. The indemnification has been recorded as contributions to equity. Additional expenditures for the Höegh Gallant of $1.1 million have been incurred during first and second quarters of 2022 all of which has been expensed and recorded as operating expenses as of June 30, 2022. Pursuant to the Suspension and Make-Whole-Agreements, the Partnership expects to receive indemnification payments for 50% of the amount of expenditures incurred in the first and second quarters of 2022 during the second half of 2022. The indemnifications will be recorded as contributions to equity. No off-hire occurred during the fourth quarter of 2021 and no off-hire occurred during the first and second quarters of 2022.

As of June 30, 2022, SRV Joint Gas Ltd, the owner of the Neptune, has started to prepare for the scheduled drydock on the Neptune, which is expected to be completed during third quarter of 2022. Pursuant to the contract with the charterer the joint venture will be 100% reimbursed for the cost related to the drydock, except for certain modification costs that will be covered by SRV Joint Gas Ltd. SRV Joint Gas Ltd has received approximately $2.4 million from its owners to finance expenditures which are not reimbursable by the charterer, of which the Partnership has paid approximately $1.2 million.

As of June 30, 2022, there were no material contractual purchase commitments.

Claims and Contingencies

Joint ventures boil-off settlement

Under the Neptune and the Cape Ann time charters, the joint ventures undertake to ensure that the vessel always meets specified performance standards during the term of the time charters. The performance standards include the vessel not exceeding a maximum average daily boil-off of LNG, subject to certain contractual exclusions, as specified in the time charter. Pursuant to the charters, the hire rate is subject to deduction by the charterer of, among other things, sums due in respect of the joint ventures’ failure to satisfy the specified performance standards during the period.

Höegh LNG and the other major owner guarantee the performance and payment obligations of the joint ventures under the time charters.

On March 12, 2021, the Partnership was indemnified by Höegh LNG for its share of the joint ventures performance claims for the year ended December 31, 2020 by a reduction of $0.3 million on its outstanding balance on the $85 million revolving credit facility from Höegh LNG. On January 3, 2022, the Partnership was indemnified by Höegh LNG for its share of the joint ventures’ performance claims related to 2021, by a reduction of $0.4 million on its outstanding balance on the $85 million revolving credit facility. No indemnification claims have been received by the Partnership subsequent to January 3, 2022.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Indonesian corporate income tax

Based upon the Partnership’s experience in Indonesia, tax regulations, guidance and interpretation in Indonesia may not always be clear and may be subject to alternative interpretations or changes in interpretations over time. The Partnership’s Indonesian subsidiary is subject to examination by the Indonesian tax authorities for corporate income tax for up to five years following the completion of a fiscal year. On January 22, 2021, the Partnership’s Indonesian subsidiary received a letter from the Indonesian tax authorities that there will be an examination by the Indonesian tax authorities for the tax return from 2019 during 2021. As of June 30, 2022, the open years for examination by the Indonesian tax authorities are 2017, 2018, 2020 and 2021. Additionally, in April 2022 the Partneship’s Indonesian subsidiary received a letter from the Indonesian tax authorities raising certain questions and requiring certain additional information about the tax return for 2018. The examinations may lead to ordinary course adjustments or proposed adjustments to the subsidiary’s taxes with respect to years under examination. Future examinations may or may not result in changes to the Partnership’s provisions on tax filings for the open tax years that remain subject to a potential tax audit in Indonesia. The as-filed tax position for the open tax years was to take a tax deduction for the interest expense on the internal promissory note. For 2019, see Indonesian 2019 tax audit below. For this tax position, the Partnership concluded that it does not have the level of evidence necessary to support a conclusion that the tax position is more-likely-than-not of being sustained. Accordingly, unrecognized tax benefits for uncertain tax positions increased during 2021 and during 2022. As of June 30, 2022 and December 31, 2021, the unrecognized tax benefits for uncertain tax positions were $10.1 million and $9.0 million, respectively.

Indonesian 2019 tax audit

In June 2021, the tax audit for the Partnership’s Indonesian subsidiary’s, the owner of the PGN FSRU Lampung, 2019 tax return was completed. The main finding was that the internal promissory note for tax purposes was characterized as equity instead of debt such that 100% of the accrued interest was disallowed for tax deduction. The Indonesian subsidiary filed an Objection Request with the Central Jakarta Regional Tax Office on September 24, 2021. The Partnership and its Indonesian subsidiary disagree with the conclusion. However, the Partnership and its Indonesian subsidiary may not be successful in the appeal and have expensed and paid the additional tax for 2019 including penalties of a total of $2.7 million as of December 31, 2021. Additionally, and as described above and under Indonesian corporate income tax, the Indonesian subsidiary recorded an increase in the tax provision, or liability, of $9.5 million during 2021 for the potential future obligation to the tax authorities for a disallowed interest deduction compared with its position for open years. During 2021, the Indonesian subsidiary recorded a decrease in the tax provision of $3.2 million for the expiration of the statute of limitations for 2016.

Indonesian property tax

The Partnership’s Indonesian subsidiary was assessed for Land and Building tax (“property tax”) and penalties of $3.0 million by the Indonesian authorities for the period from 2015 through 2019. The assessment was due to the issuance of the Indonesian Minister of Finance’s Decree No. 186/PMK.03/2019 (“PMK 186/2019”) which defines FSRUs as a “Building” subject to the tax. The Partnership’s Indonesian subsidiary has appealed the assessment. The appeal process could take a number of years to conclude. There can be no assurance of the result of the appeal or whether the Indonesian subsidiary will prevail. As a result, the property tax and penalties were expensed as a component of vessel operating expenses for the year ended December 31, 2019. Until the appeal is concluded, the Indonesian subsidiary will be required to pay an annual property tax of approximately $0.5 million.

Colombian Municipal Industry and Commerce Tax

On April 1, 2022, the Partnership’s Colombian subsidiary received a notification from the Tax Administration of Cartagena assessing a penalty of approximately $1.8 million for failure to file the 2016 to 2018 Municipal Industry and Commerce Tax (“ICT”) returns. ICT is imposed on gross receipts on customer invoices and is similar to a sales tax. The municipal tax authorities have alleged that the customer invoices are for industrial activities performed within the municipal jurisdiction. However, all of the Colombian subsidiary’s activities take place offshore which is outside of the Municipality’s borders. According to Colombian law, municipalities do not have jurisdiction over maritime waters or low-tide areas. Management intends to deny the allegations and file an appeal to vigorously defend the Colombian subsidiary’s position. Accruals for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management, with advice of its outside legal advisors, has assessed the status of this matter and has concluded that an adverse judgment after concluding an appeals process is not probable. As a result, no

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

provision has been made in the consolidated financial statements. Management estimates the range of possible loss for 2016-2021, including accrued interest, to be approximately $1.3 million to $2.9 million as of December 31, 2021, plus additional accrued interest thereon until final disposition of the ICT allegation. In May 2022, the Partnership and its Colombian subsidiary filed a response to the Tax Administration of Cartagena disputing the claim. This was confirmed registered on May 27, 2022, by the Tax Administration of Cartagena.

PGN FSRU Lampung Arbitration

As previously reported, by letter dated July 13, 2021, the charterer under the lease and maintenance agreement for the PGN FSRU Lampung (“LOM”) raised certain issues with PT Hoegh LNG Lampung in relation to the operations of the PGN FSRU Lampung and the LOM and by further letter dated July 27, 2021, stated that it would commence arbitration against PT Hoegh LNG Lampung. On August 2, 2021, the charter served a notice of arbitration (“NOA”) to declare the LOM null and void, and/or to terminate the LOM, and/or seek damages. On June 13, 2022, the charterer filed a statement of claim with a request for a primary relief and three alternative reliefs. The charterer’s claim of restitution if the LOM is declared null and void is $416 million, increasing to $472 million by June 2023 plus interest and costs.

PT Hoegh LNG Lampung has previously served a reply refuting the claims as baseless and without legal merit and has also served a counterclaim against the charterer for multiple breaches of the LOM and a claim against the parent company of the charterer for the fulfilment of the charterer’s obligations under the LOM as stated in a guarantee provided by the parent company, with a claim for damages. On June 13, 2022, PT Hoegh LNG Lampung filed its statement of claim.

PT Hoegh LNG Lampung will take all necessary steps and will vigorously contest the charterer’s claims in the legal process.

No assurance can be given at this time as to the outcome of the dispute with the charterer of the PGN FSRU Lampung. Notwithstanding the NOA, both parties have continued to perform their respective obligations under the LOM.

The Securities Class Actions

On October 27, 2021, a federal securities class action lawsuit was filed against the Partnership and certain of its current and former officers in the United States District Court for the District of New Jersey. The name of the case is In re Höegh LNG Partners LP Securities Litigation, Case No. 2:21-cv-19374-KM-JBC. The complaint alleges that the Partnership made materially false and misleading statements about its business and operations, and seeks unspecified damages, attorneys' fees and any other relief the court deems proper. On March 11, 2022, the Court appointed lead plaintiffs and lead counsel for the class, and the Court has issued a schedule for the filing of a consolidated amended complaint and briefing on defendants' anticipated motion to dismiss. On May 16, 2022, the court-appointed lead plaintiffs filed a notice of voluntary dismissal, and the Court ordered the dismissal on May 17, 2022. The Partnership believes the allegations in this suit were without merit. As a result of the uncertainty regarding the outcome of these matters, no provision has been made in the Unaudited Condensed Interim Consolidated Financial Statements.

15. Supplemental cash flow information

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands of U.S. dollars)	2022	2021	2022	2021
Supplemental disclosure for cash paid during the year for:
Interest expense	$(4,563)	$(5,098)	$(9,342)	$(10,333)
Income taxes	(1,593)	(1,020)	(1,733)	(1,020)
Supplemental disclosure of non-cash financing activities:
Non-cash indemnifications received from Höegh LNG	$—	$—	$397	$315

Refer to note 11 for information on non-cash indemnification received.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

16. Issuance of common units and Series A preferred units

On January 26, 2018, the Partnership entered into sales agreement with B. Riley FBR Inc. (the “Agent”). Under the terms of the sales agreement, the Partnership could offer and sell up to $120 million aggregate offering amount of common units and Series A preferred units through the Agent, acting as Agent for the Partnership (the “Prior ATM Program”).

On October 18, 2019, the Partnership entered into a sales agreement with the Agent for a new ATM program and terminated the Prior ATM Program. Under the terms of the new sales agreement, the Partnership may offer and sell up to $120 million aggregate offering amount of common units and Series A preferred units, from time to time, through the Agent, acting as an agent for the Partnership. Sales of such units may be made in negotiated transactions that are deemed to be “at the market” offerings, including sales made directly on the New York Stock Exchange or through a market maker other than on an exchange.

For the period from January 1, 2022 to June 30, 2022, no common units and no Series A preferred units were sold under the ATM program. For the period from January 1, 2021 to June 30, 2021, the Partnership sold (i) an aggregate of 52,603 common units under the ATM program at an average gross sales price of $15.75 per unit and received net proceeds, after sales commissions, of $0.8 million and (ii) an aggregate of 336,992 Series A preferred units under the ATM program at an average gross sales price of $25.12 per unit and received net proceeds, after sales commissions, of $8.3 million. The compensation paid to the Agent for such sales was $0.2 million.

17. Common and preferred units

The following table shows the movements in the number of common units and preferred units from December 31, 2020 until June 30, 2022:

		Common	8.75%
	Common	Units	Series A
	Units	Höegh	Preferred
(in units)	Public	LNG	Units
December 31, 2020	18,050,941	15,257,498	6,752,333
June 21, 2021; Awards to non-employee directors as compensation for directors' fees	7,176	—	—
July 12, 2021; Awards to non-employee directors as compensation for directors' fees	2,392	—	—
July 16, 2021; Awards to non-employee directors as compensation for directors' fees	2,392	—	—
ATM program (from January 1, 2021 to December 31, 2021)	52,603	—	336,992
December 31, 2021	18,115,504	15,257,498	7,089,325
ATM program (from January 1, 2022 to June 30, 2022)	—	—	—
June 30, 2022	18,115,504	15,257,498	7,089,325

Refer to note 18 for information on distributions to common unitholders.

The Series A preferred units represent perpetual equity interests in the Partnership and, unlike the Partnership’s debt, do not give rise to a claim for payment of a principal amount at a particular date. The Series A preferred units rank senior to the Partnership’s common units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up but junior to all the Partnership’s debt and other liabilities. The Series A preferred units have a liquidation preference of $25.00 per unit. At any time on or after October 5, 2022, the Partnership may redeem, in whole or in part, the Series A preferred units at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption. The distribution rate on the Series A preferred units is 8.75% per annum of the $25.00 per unit value (equivalent to $2.1875 per annum per unit). The distributions are cumulative and recorded when declared. However, since the Series A preferred units rank senior to the Partnership’s common units, the portion of net income, equivalent to the Series A preferred units’ paid and undeclared distributions for that period, is reflected as Preferred unitholders’ interest in net income on the consolidated statement of income. Distributions are payable quarterly, when, and if declared by the Partnership’s board of directors out of legally available funds for such purpose. Holders of the Series A

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

preferred units generally have no voting rights. However, if and whenever distributions payable on the Series A preferred units are in arrears for six or more quarterly periods, whether or not consecutive, holders of Series A preferred units will be entitled to replace one of the members of the Partnership's board of directors appointed by the general partner with a person nominated by such holders.

18. Earning per unit and cash distributions

The calculation of basic and diluted earnings per unit are presented below:

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands of U.S. dollars, except per unit numbers)	2022	2021	2022	2021
Net income	$13,058	$2,638	$33,219	$26,478
Adjustment for:
Preferred unitholders’ interest in net income	3,877	3,877	7,754	7,754
Limited partners' interest in net income	9,181	(1,239)	25,465	18,724
Less: Dividends paid or to be paid (1)	(334)	(334)	(667)	(15,413)
Under (over) distributed earnings	8,847	(1,573)	24,798	3,311
Under (over) distributed earnings attributable to:
Common units public	4,802	(853)	13,461	1,797
Common units Höegh LNG	4,045	(720)	11,337	1,514
	$8,847	$(1,573)	$24,798	$3,311
Basic weighted average units outstanding (in thousands)
Common units public	18,116	18,104	18,116	18,096
Common units Höegh LNG	15,257	15,257	15,257	15,257
Diluted weighted average units outstanding (in thousands)
Common units public	18,116	18,118	18,116	18,109
Common units Höegh LNG	15,257	15,257	15,257	15,257
Basic and diluted earnings per unit (2):
Common unit public	$0.28	$(0.04)	$0.76	$0.55
Common unit Höegh LNG (3)	$0.28	$(0.04)	$0.76	$0.58
(1)

Includes all distributions paid or to be paid in relationship to the period, regardless of whether the declaration and payment dates were prior to the end of the period and is based the number of units outstanding at the period end.

(2)

Effective March 26, 2020, the Partnership granted 8,100 phantom units to the CEO/CFO of the Partnership. One-third of such phantom units vest as of November 30, 2021, 2022 and 2023, respectively. Effective March 21, 2019, the Partnership granted 10,917 phantom units to the CEO/CFO of the Partnership. One-third of such phantom units vest as of November 30, 2019, 2020 and 2021, respectively. Effective March 23, 2018, the Partnership granted 14,584 phantom units to the then-serving CEO/CFO of the Partnership. One-third of such phantom units vest as of November 30, 2019, 2020 and 2021, respectively. On September 14, 2018, the plan was amended to extend the terms and conditions of unvested units for the grants effective March 23, 2017 and June 3, 2016 of the then-serving CEO/CFO that resigned as CEO/CFO of the Partnership. The phantom units impact the diluted weighted average units outstanding. As a result of the resignation of the former CEO/CFO of the Partnership in August 2020, a total of 15,378 of the unvested phantom units terminated.

(3)

For the three and six months ended June 30, 2022, there were no amounts attributable to incentive distributions rights and the total amounts were attributed to common units owned by Höegh LNG. For the three and six months ended June 30, 2021, nil and $400, respectively, were attributable to incentive distributions rights and were attributed to common units owned by Höegh LNG.

Earnings per unit is calculated by dividing net income by the weighted average number of common and subordinated units outstanding during the applicable period.

The common unitholders’ interest in net income is calculated as if all net income were distributed according to terms of the Partnership’s Second Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash. Available cash, a contractual defined term, generally means all cash on hand at the end

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

of the quarter after deduction for cash reserves established by the board of directors and the Partnership’s subsidiaries to i) provide for the proper conduct of the business (including reserves for future capital expenditures and for the anticipated credit needs); ii) comply with applicable law, any of the debt instruments or other agreements; iii) provide funds for payments on the Series A preferred units; and iv) provide funds for distributions to the unitholders for any one or more of the next four quarters. Therefore, the earnings per unit are not indicative of future cash distributions that may be made. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on derivative instruments and unrealized gains or losses on foreign exchange transactions.

In addition, Höegh LNG currently holds all the IDRs in the Partnership. IDRs represent the rights to receive an increasing percentage of quarterly distributions of available cash for operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

Distributions of available cash from operating surplus are to be made among the unitholders and the holders of the IDRs in the following manner:

●	first, 100.0% to all common unitholders, pro rata, until each such unitholder receives a total of $0.388125 per unit for that quarter;
●	second, 85.0% to all common unitholders, pro rata, and 15.0% to the holders of the IDRs, pro rata, until each such unitholder receives a total of $0.421875 per unit for that quarter;
●	third, 75.0% to all common unitholders, pro rata, and 25.0% to the holders of the IDRs, pro rata, until each such unitholder receives a total of $0.50625 per unit for that quarter; and
●	thereafter, 50.0% to all common unitholders, pro rata, and 50.0% to the holders of the IDRs, pro rata.

In each case, the percentage interests set forth above assume that the Partnership does not issue additional classes of equity securities.

19. Subsequent events

On August 12, 2022, the Partnership paid a cash distribution of $0.3 million, or $0.01 per common unit, with respect to the three months ended June 30, 2022.

On August 15, 2022, the Partnership paid a distribution of $3.9 million, or $0.546875 per Series A preferred unit, for the period commencing on May 16, 2022 to August 14, 2022.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number	Exhibit Description
4.1	Cape Ann Facility Agreement, dated December 15, 2021, among SRV Joint Gas Two Ltd. and the other parties thereto

4.2	Sponsor’s Undertaking for Cape Ann Facility Agreement, dated December 15, 2021, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Partners LP

101.INS	Inline XBRL Instance Document - The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document

101.LAB	Inline XBRL Taxonomy Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document

101.DEF	Inline XBRL Taxonomy Definition Document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HÖEGH LNG PARTNERS LP

Date: August 24, 2022
	By:	/s/ Håvard Furu
		Name:	Håvard Furu
		Title:	Chief Executive Officer and Chief Financial Officer

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (333-234011) and Form S-8 (333-211840) of the Registrant.